02042204

82- SUBMISSIONS FACING S...

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Suzano Petroquimica SA

*CURRENT ADDRESS Av. Brigadeiro Faria Lima
1355 - 9th Floor
São Paulo, Brazil 01452-919

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34667 FISCAL YEAR

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: EBS

DATE : 6/21/01

SU

02 JUN 17 AM 11:52

MINUTES OF THE GENERAL MEETING OF INCORPORATION

On the 25th of September of 2001, at 3:00 p.m., in this Capital, at Avenida Brigadeiro Faria Lima, 1.355 - 9º andar, a General Meeting was held by the subscribers of the capital stock for incorporation of **SUZANO PETROQUÍMICA S.A.**, as follows: **1) NEMOFEFFER S.A.** (Corporate Taxpayer (CNPJ) No. 60.651.809/0001-05 - NIRE No. 35.300.011.864), represented herein by its Chief Executive Officer **Daniel Feffer,** and its Corporate Vice President **David Feffer**, identified below; **2) BORIS TABACOF** (Individual Taxpayer (CPF-MF) No. 000.616.035-20 – RG-ID No.16.167.083-SP), Brazilian, married, engineer, resident in this Capital, with business address at Av. Brigadeiro Faria Lima, 1.355 – 5º andar; **3) AUGUSTO ESTEVES DE LIMA JUNIOR** (Individual Taxpayer (CPF-MF) No. 002.295.478-34 – ID-OAB-SP No. 4.909, Brazilian, divorced, lawyer, resident in this Capital, with offices at Rua Senador Paulo Egídio, 72, 15º andar; **4) DAVID FEFFER** (Individual Taxpayer (CPF-MF) No. 882.739.628-49 – ID-RG No. 4.617.720-6-SSP-SP), Brazilian, married, businessman, resident in this Capital, with offices at Av. Brigadeiro Faria Lima No. 1.355 – 9º andar; **5) DANIEL FEFFER** (Individual Taxpayer (CPF-MF) No. 011.769.138-08 – ID-RG No. 4.617.718-SSP-SP), Brazilian, married, lawyer, resident in this Capital, with offices at Av. Brigadeiro Faria Lima No. 1.355 – 9º andar; **6) JORGE FEFFER** (Individual Taxpayer (CPF-MF) No. 013.965.718-50 - RG No. 4.617.719-X-SSP-SP), Brazilian, married, businessman, resident in this Capital, with offices at Av. Brigadeiro Faria Lima No.1.355 9º andar; and **7) JOSÉ CARLOS PENTEADO MASAGÃO** (CPF No. 019.091.698-20 – ID-RG No. 3.123.487), Brazilian, married, lawyer, domiciled and resident in this Capital, at Alameda Ministro Rocha Azevedo, 412 - 9º andar - apt. 91. The Chairman of the General Meeting, Boris Tabacof invited me Augusto Esteves de Lima Junior to act as Secretary. The Chairman then proceeded to explain that the purpose of the General Meeting was the incorporation of **SUZANO PETROQUIMICA S.A.**, a company that will have its headquarters in this Capital, at Avenida Brigadeiro Faria Lima No. 1.355 - 9º andar, with capital stock of R$ 1.000,00, represented by 1,000 shares, with no-par value, of which 988 are common shares and 12 are

by those present. These minutes have been drawn in 6 (six) counterparts, all of which were signed by those attending the Meeting and by the subscribers. São Paulo, September 25, 2001.

Attendants of the Meeting:

Augusto Esteves de Lima Junior – Secretary

Boris Tabacof – Chairman of the Meeting

Capital Stock Subscribers:

NEMOFEFFER S.A.

Daniel Feffer - Chief Executive Officer

David Feffer – Corporate Vice President

Boris Tabacof

Augusto Esteves de Lima Junior

(Minutes of the General Meeting of Incorporation of Suzano Petroquímica S.A., held on September 25, 2001)

José Carlos Penteado Masagão

David Feffer

Daniel Feffer

Jorge Feffer

Witnesses:

1)______________________________	2)______________________________
Ivete Nobuko Mizukawa	Lauro Teixeira da Silva
ID-RG. 5.598.248-SSP/SP	RG. 16.263.883-SSP/SP
CPF/MF. 099.324.888-87	CPF/MF. 099.496.228-24

2

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

CNPJ No. 60.651.726/0001-16

NIRE n°. 35.300.015.398

Minutes of the Extraordinary General Meeting

DATE, TIME AND VENUE: November 30, 2001, at 3:00 p.m., in the company's headquarters, in São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima n°. 1355 – 12° andar.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of preferred stock, as evidenced by the signatures in the Meeting Attendance Book.

BOARD OF THE MEETING: Boris Tabacof - Chairman. Augusto Esteves de Lima Junior Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the state of São Paulo dated the 14, 15 and 17 of November and Gazeta Mercantil dated 14, 16 and 19 of November, 2001;
2. Protocol and Justification of the Partial Spin Off of SPP-Nemo S.A. Industrial e Comercial Exportadora, through the merger of the assets representing the partial spin off of SPP-Nemo S.A. Industrial e Comercial Exportadora, by the Company, executed on November 13, 2001;
3. Protocol and Justification of the Partial Spin Off of Companhia Suzano de Papel e Celulose, through the merger by Suzano Petroquímica S.A., of the spun-off part, as approved in the Meeting of the Officers of Companhia Suzano de Papel e Celulose held on November 13, 2001.

UNANIMOUS RESOLUTIONS:

1. The shareholders were informed that on this date at 11:00 a.m. an Extraordinary General Meeting was held by SPP-Nemo S.A. Industrial e Comercial Exportadora, in which was approved the Protocol and Justification of the partial spin off of that company signed on November 13, 2001, ratified the appointment of TREVISAN Auditores Independentes, with headquarters in the city of São Paulo, SP, at Rua Bela Cintra, 934 – 10°. andar, Corporate Taxpayer (CNPJ) n°. 52.803.244/0001-06 and registered in the CRC under n°. 2SP013439/O-5, to evaluate the assets, which are the object of the spin off and approved the appraisal prepared by them;
2. Once the foregoing acts were acknowledged, approved the Protocol and Justification executed by the Officers of Companhia Suzano de Papel e Celulose and of SPP-Nemo S.A. Industrial e Comercial Exportadora, dated November 13, 2001 and ratified the appointment, previously made by the Officers, of the company TREVISAN Auditores Independentes and, since their representatives were on the premises, they were invited to join the meeting and read the appraisal prepared, which had already been approved by the Extraordinary General Meeting SPP-Nemo S.A. Industrial e Comercial Exportadora;
3. Approved the mentioned appraisal assigning a value of Fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26) to the part spun off from the equity of SPP-Nemo S.A. Industrial e Comercial Exportadora to be merged by the Company involving the assets and liabilities described in the appraisal;
4. Acknowledged the favorable opinion prepared by the Company's Audit Committee about the merger, by the Company, of the part spun off from the assets of SPP-Nemo S.A. Industrial e Comercial Exportadora;
5. Approved the merger, by the Company, of the spun-off part of the assets of SPP-Nemo S.A. Industrial e Comercial Exportadora, to be carried out according to the bases and conditions shown on the recently approved Protocol and Justification, comprising, according to the terms of such Protocol, any rights and liabilities currently part of the assets of SPP-Nemo

S.A. Industrial e Comercial Exportadora, related to its activities prior to this date, including claims of whatever nature, even if not shown in the balance sheet on which was based the spin off object of the appraisal approved, and specifically, the rights and liabilities arising from the ordinary proceeding - Case 94.5032-1, pending in the 9th District Court of the Federal Court of Brasília, Distrito Federal, and any other suits pending settlement. Authorized the Officers to take all the necessary steps for its implementation, especially as regards the replacement in the accounting records of the Company of the value of its investment in SPP-Nemo S.A. Industrial e Comercial Exportadora, corresponding to the spun-off part, for the net assets of SPP-Nemo S.A. Industrial e Comercial Exportadora integrating the spun-off part to be merged;

6. Approved the Protocol and Justification signed by the Officers of the Company and of Suzano Petroquímica S.A., dated November13, 2001;
7. Ratified the appointment, previously made by the Officers, of the company TREVISAN Auditores Independentes to prepare the appraisal of the spun-off part of its assets to be merged by Suzano Petroquímica S.A. and since the representatives of TREVISAN were on the premises, they read the appraisal prepared;
8. Approved the appraisal assigning, after merger of the spun-off part of SPP-Nemo S.A. Industrial e Comercial Exportadora, the amount of Seven hundred and ninety-four million, three hundred and eighty-one thousand, nine hundred and ten reais and forty-four cents (R$ 794.381.910,44) to the spun-off part of the Company's equity, to be merged by Suzano Petroquímica S.A., involving the assets and liabilities corresponding to direct and indirect shareholdings in companies of the petrochemical segment;
9. Acknowledged the favorable opinion prepared by the Company's Audit Committee about the partial spin off of its assets and the merger of the spun-off part by Suzano Petroquímica S.A.;
10. Approved the partial spin off of the Company, and the merger of the spun-off part by Suzano Petroquímica S.A., to be carried out according to the bases and conditions of the Protocol and Justification aforementioned, and authorized the Officers to take all the necessary steps for its implementation, especially in respect to the subscription of the increase in the capital stock of

Suzano Petroquímica S.A., to be paid up through the transfer to that company, of the assets and liabilities integrating the spun-off part of the Company, with a reduction of the capital stock of the Company from Eight hundred and forty-eight million, three hundred and twenty-six thousand, seven hundred and fifty-four reais and eighty-four cents (R$ 848.326.754,84) to Fifty-three million, nine hundred and forty-four thousand, eight hundred and forty-four reais and forty cents (R$ 53.944.844,40), without cancellation of any of its issued shares;

11. Amended, in view of the reduction of the capital stock of the Company shown in the Protocol and Justification approved hereby, the Article 5 of the Bylaws, to become effective with the following wording: "**Art. 5** – The capital stock is Fifty-three million, nine hundred and forty-four thousand, eight hundred and forty-four reais and forty cents (R$ 53.944.844,40), totally paid up and divided into Two hundred and twenty-five million, one hundred and sixty-three thousand, three hundred and eighty (225,163,380) nominative shares, with no-par value, of which Ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are common shares and One hundred and twenty-seven million, seven hundred and eighty eight thousand, nine hundred and twenty-two (127.788.922) are preferred shares. **Paragraph One** – By resolution of the Officers, the capital stock may be increased, irrespective of statutory amendment, by the issue of up to One hundred and ninety-four million, seven hundred and forty-eight thousand, nine hundred and sixteen (194,748,916) preferred shares."

12. As soon as Suzano Petroquímica S.A obtains its registration as a publicly held company from the Brazilian Securities Exchange Commission (CVM), the shareholders of the Company shall receive shares issued by Suzano Petroquímica S.A., in number, type and class identical to such shares of the Company as currently held by them. Until Suzano Petroquímica S.A. is granted its registration as a publicly held company, the shares issued by the Company shall be negotiated with the right to receive shares issued by Suzano Petroquímica S.A., of same type and class, and the company is prohibited to negotiate it's issued shares, until such date as the aforementioned registration granted.

13. Authorized the publication of these Minutes, in the form stipulated in paragraph two of Article 130 of the Corporate Law.

ATTACHED DOCUMENTS:

1. Protocol and Justification executed by the Company and SPP-Nemo S.A. Industrial e Comercial Exportadora;
2. Protocol and Justification executed by the Company and by Suzano Petroquímica S.A.;
3. Appraisal of the spun-off part of SPP-Nemo S.A. Industrial e Comercial Exportadora;
4. Appraisal of the Net Equity of the Company.

After read and approved, these minutes were signed by those present. São Paulo, November 30, 2001. Boris Tabacof – Chairman of the Board. Augusto Esteves de Lima Junior - Secretary. **Shareholders:** By Proxy. NEMOFEFFER S.A. - Augusto Esteves de Lima Junior – Lawyer. By Proxy for the ESTATE of MAX FEFFER - Augusto Esteves de Lima Junior – Lawyer. BORIS TABACOF. AUGUSTO ESTEVES DE LIMA JUNIOR. PEDRO CORNACCHIONE. For TREVISAN AUDITORES INDEPENDENTES – Luiz Cláudio Fontes.

This is a transcript of the original document recorded in the Book of Meetings.

Boris Tabacof
Chairman of the Board

AGESUZ301101ENG-Cisão

(3)

02 JUN 17 AM 11:52

...01.005

Minutes of the Extraordinary General Meeting

DATE, TIME AND VENUE: November 30, 2001, at 5:00 p.m., in the company's headquarters, at Avenida Brigadeiro Faria Lima No. 1355 - 9o. andar, in São Paulo, state of São Paulo. **ATTENDANCE**: Shareholders representing the total capital stock. **BOARD OF THE MEETING**: Boris Tabacof - Chairman. Augusto Esteves de Lima Junior - Secretary.

DOCUMENT READ: Protocol and Justification of the merger, by the company, of the spun-off part of the liquid equity of Companhia Suzano de Papel e Celulose, signed on November 13, 2001.

UNANIMOUS RESOLUTIONS:

1. The shareholders were informed that on this date, at 3:00 p.m., an Extraordinary General Meeting was held by Companhia Suzano de Papel e Celulose for: approval of the Protocol and Justification issued and signed by the company on November 13, 2001; ratified the appointment of TREVISAN Auditores Independentes, with headquarters in the city of São Paulo, SP, at Rua Bela Cintra, 934 – 10°. andar, Corporate Taxpayer (CNPJ) n°. 52.803.244/0001-06 and registered in the CRC under n°. 2SP013439/O-5, to evaluate the assets, which are the object of the spin off, and approved the appraisal prepared by them;

2. Once the foregoing acts were acknowledged, the General Meeting approved the Protocol and Justification signed by the Officers of Suzano Petroquímica S.A., and Companhia Suzano de Papel e Celulose, dated November 13, 2001, and ratified the appointment, previously made by the Officers, of the firm TREVISAN Auditores Independentes and, since their representatives were on the premises, they were invited to join the meeting and they read the appraisal prepared, which had already

been approved by the Extraordinary General Meeting of Companhia Suzano de Papel e Celulose;

3. Approved the appraisal aforementioned assigning a value of Seven hundred and ninety-four million, three hundred and eighty-one thousand, nine hundred and ten reais and forty-four cents (R$ 794.381.910,44)) to the spun-off part of the liquid equity of Companhia Suzano de Papel e Celulose;

4. Approved the increase of the capital stock of One thousand reais (R$1.000,00) to Seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten reais and forty-four cents (R$ 794.382.910,44), through the issuance of two hundred and twenty-one million, one hundred and ninety-four thousand, three hundred and eighty (221,194,380) shares, of which Ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are common shares, and One hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and twenty-two (123,819,922) are preferred shares, all of them nominative, no par value, to be assigned to the shareholders of Companhia Suzano de Papel e Celulose, in proportion to their share interest in the capital stock of the latter, it being assured that each shareholder of Companhia Suzano de Papel e Celulose shall receive shares of the same type and class as such shares currently held by them in the same Companhia Suzano de Papel e Celulose;

5. Approved the merger of the spun-off part of Companhia Suzano de Papel e Celulose, to be effected according to the bases and conditions of the aforementioned Protocol and Justification. The number of shares to be issued do not include the Three million, nine hundred and sixty-nine thousand (3,969,000) preferred treasury shares issued by Companhia Suzano de Papel e Celulose, and therefore the shares shall be issued in the same number, type and class as currently held by the shareholders of Companhia Suzano de Papel e Celulose;

6. Amended, in view of the resolutions approved, the Article 5 of the Bylaws, to become effective with the following wording: "**Art. 5** – The capital stock is "Seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten reais and forty-four cents (R$ 794.382.910,44), totally paid up and divided into two hundred and twenty-one million, one hundred and ninety-five thousand, three hundred and eighty (221,195,380) nominative shares, with no-par

value, of which Ninety-seven million, three hundred and seventy-five thousand, four hundred and forty-six (97,375,446) are common shares and One hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and thirty-four (123,819,934) are preferred shares. **Sole Paragraph** - By resolution of the General Meeting, the capital stock may be increased when proposed by the Officers, with the favorable opinion of the Officers.";

7. Conferred to the Officers of the company, the powers for the practice of all acts required for implementation of the resolutions approved hereby, especially those *referring to the issuance of the new shares of the Company, to be assigned to the* shareholders of Companhia Suzano de Papel e Celulose. Until the company obtains its registration as a publicly held company, the shares issued by Companhia Suzano de Papel e Celulose shall continue to be negotiated with the right to the receive shares of the same type and class, issued by the Company;

8. Established a sum of up to Four hundred thousand reais (R$ 400.000,00), per month, as the global remuneration of the Officers and up to five hundred thousand reais (R$ 500.000,00) per month, as the global remuneration of the Officers it being incumbent upon each of these bodies, to resolve upon the allocation of such values among their members, as provided for in the Bylaws. The monthly remuneration as mentioned above will be adjusted in the same proportion, and according to the general index applied to salaries and wages of the workers in the oil industry of the state of Rio de Janeiro, whether granted spontaneously, by law or through collective union agreements, which the current base date is the month of September. The members of the bodies aforementioned will be entitled to a 13th payment of their remuneration, in the month of December, which may be partially paid in advance; it is understood, therefore, that on the month of the 13th payment, the limits established hereby will be increased accordingly;

9. Resolved to install the Audit Committee, with term of office until the next Ordinary General Meeting in 2002, electing as **Permanent Members**: **Luiz Augusto Marques Paes**, Individual Taxpayer (CPF-MF n°. 045.320.388-47 and ID-RG SSP/SP 12.605.359-5), Brazilian, married, lawyer, with office at Rua Gomes de Carvalho, 1306 – conj. 22, resident and domiciled in this Capital, at Rua Pedroso Alvarenga, 345 apto. 101; **Rubens Barletta**, Individual Taxpayer (CPF-MF n°. 397.909.328-04 - OAB/SP n°. 33.400), Brazilian, judicially separately, lawyer,

resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15°. andar; and **Mário Fernando Engelke**, Individual Taxpayer (CPF-MF n°. 011.249.197-91 – ID-RG SSP/DF n°. 488.685), Brazilian, married, lawyer, resident at Av. Rainha Elisabeth, 129/801 – Rio de Janeiro – RJ, and as their respective **Deputies: Roberto Figueiredo Mello**, Individual Taxpayer (CPF-MF n°. 532.755.358-20 - OAB/SP n°. 30.687), Brazilian, married, lawyer, resident and domiciled in this Capital, at Rua São Bento do Sul, 29; **Luiz Gonzaga Ramos Schubert**, Individual Taxpayer (CPF-MF n°. 080.501.128-53 - OAB/SP n°. 30.567), Brazilian, married, lawyer, resident and domiciled in this Capital, with offices at Rua Senador Paulo Egídio, 72 - 15°. andar; and **Sueli Alvarenga da Costa**, Individual Taxpayer (CPF-MF n°. 805.388.788-00 – ID-RG/SP n°. 6.892.509-8 SSP), Brazilian, married, mathematician, resident and domiciled in this capital, at Rua Caropa, 98;

10. Authorized the publication of these Minutes of Meeting, in the manner foreseen in Paragraph Two of Article 130 of the Corporate Law.

DOCUMENTS ATTACHED:

1. Protocol and Justification;
2. Appraisal

After read and approved, these minutes were signed by those present. São Paulo, November 30, 2001. Boris Tabacof – Chairman of the Board. Augusto Esteves de Lima Junior - Secretary. Shareholders: By Proxy. NEMOFEFFER S.A. - Augusto Esteves de Lima Junior – Lawyer. BORIS TABACOF. AUGUSTO ESTEVES DE LIMA JUNIOR. DAVID FEFFER. DANIEL FEFFER. JORGE FEFFER. JOSÉ CARLOS PENTEADO MASAGÃO. For TREVISAN AUDITORES INDEPENDENTES - Luiz Cláudio Fontes.

This is a transcript of the original document recorded in the Book of Meetings.

Boris Tabacof
Chairman of the Board

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN OFF OF COMPANHIA SUZANO DE PAPEL E CELULOSE, THROUGH MERGER, BY SUZANO PETROQUÍMICA S.A., OF THE SPUN-OFF PART, AS DESCRIBED BELOW.

I - PARTIES

1. The PARTIES of this instrument (hereinafter jointly referred to as such) are on the one part, as the (1.1.) partially spun-off company, Companhia SUZANO de Papel e Celulose, hereinafter individually referred to as SUZANO, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima, 1355 – 5°. ao 10°. e 12°. andares, Corporate Taxpayer (CNPJ) No. 60.651.726/0001-16, represented herein in accordance with its Bylaws, and on the other part, (1.2.) as merging company, SUZANO PETROQUÍMICA S.A. hereinafter individually referred to as PETROQUÍMICA, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima nº. 1355, 9°. andar, Corporate Taxpayer (CNPJ) No. 04.705.090/0001-77, represented herein in accordance with its Bylaws.

II - JUSTIFICATION OF THE OPERATION

2.1. Currently, in addition to its industrial and commercial activities in the pulp and paper industry, including those developed through subsidiary companies, SUZANO detains also direct and indirect share interests in companies of the petrochemical sector. Recently SUZANO acquired shares representing 50% of the voting capital of Bahia Sul Celulose S.A., thus consolidating 100% of the voting capital of that major publicly held company corporation that also engages in industrial and commercial activities in the pulp and paper segments.

2.2. After consolidating the control of Bahia Sul Celulose S.A., and understanding that it was not convenient for the development of its businesses to maintain the current corporate structure, SUZANO decided to carry out studies with the double purpose of taking advantage of the synergies between the companies that operate in the pulp and paper industry, and to incorporate in a separate company to be the holder of the direct and indirect share interest in companies of the petrochemical segment.

2.3. The result of the studies aforementioned showed the absolute convenience, for the interests of SUZANO, to adopt the following procedures:

(a) segregate, through the partial spin off of the subsidiary company SPP Nemo S.A. Industrial e Comercial Exportadora, the remaining business carried out by such company in the pulp and paper segment, which would be merged by SUZANO;

(b) spin off its equity interest, so as to segregate part of the direct and indirect share interest held in companies of the petrochemical segment, with the merger of such share interest by PETROQUÍMICA, that will become the holding company of the petrochemical businesses; PETROQUÍMICA has applied for its registration with the Brazilian Securities and Exchange Commission (CVM) as a publicly held company on the 18th of October 2001.

III - Conditions of the operations to be carried out

3.1. The Extraordinary General Meeting of the SUZANO shareholders, to be held on November 30, 2001 shall resolve upon the following: (a) merger of the spun-off part of SPP Nemo S.A. Industrial e Comercial Exportadora, composed by the equity interest, assets and liabilities, relates to the remaining activities of such company in the pulp and paper segment; and (b)

partial spin off of SUZANO, to segregate of its equity interest, the assets and liabilities corresponding to the direct or indirect share interest detained in companies of the petrochemical segment; this spun-off part will be merged by PETROQUÍMICA, at the Extraordinary General Meeting to be held on the same day, November 30, 2001.

3.1.1. The partial spin off and the merger of the spun-off part shall have as "Base Date" the 31st of October 2001.

3.1.2. The partial spin off and the merger of the spun-off part hereby agreed upon shall be carried out based on the book value of the equity of SUZANO, which is shown in the financial statements of that company dated the 31st of October, 2001. (Annex I)

3.1.3. The PARTIES estimate the book value of the equity share to be spun off of SUZANO, on the BASE DATE, as Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36).

3.1.4. The changes in equity referring to the equity share merged by PETROQUIMICA, which occur between the Base Date of October 31, 2001 and the date on which the spin off, shall take place, will inure to the sole benefit and/or shall be solely borne by PETROQUIMICA.

3.2. The equity share of SUZANO to be spun off will be evaluated by TREVISAN AUDITORES INDEPENDENTES, (a Company with headquarters in the city of São Paulo, SP, Rua Bela Cintra No. 934, Corporate Taxpayer (CNPJ) No. 52.803.244/0001-06 and CRC No. 2SP013439/O-5), based on the book values registered in the financial statements of the company on the BASE DATE.

3.3. Once the partial spin off is concluded, SUZANO shall be released from any responsibility whatsoever, for payment of any liabilities that are part of the spun-off part of its equity, which shall be paid by PETROQUÍMICA. On the other hand, PETROQUÍMICA shall have no responsibility whatsoever for any other liabilities of SUZANO, which are not included in the spun-off part of the assets of SUZANO, remaining such liabilities the sole responsibility of SUZANO, since there is not, nor will there be any solidarity between the aforementioned SUZANO and PETROQUÍMICA in relation to any liabilities of SUZANO.

3.3.1. The guarantees offered by SUZANO in respect to the Rio Polímeros project, stipulated according to **Suzano Sponsor Support Agreement**, and *in respect to the* **Splitter** *and* **Spheripol** *projects* of Polibrasil Resinas S.A., to the NEDERLANDSE FINANCIERINGS-MAATSCHAPPIJ VOOR ONTWIKKELINGSLANDEN N.V. shall remain in effect; in return for this, as soon as the merger is effected by PETROQUÍMICA, from the part spun off from SUZANO, PETROQUÍMICA will offer to SUZANO a counterguarantee sufficient to assure full compensation, to SUZANO, of all expenditures which it may incur as a result of offering such guarantees.

3.4. Once the partial spin off and merger is concluded, PETROQUÍMICA shall increase its capital stock for an estimated amount of Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36) which corresponds to the estimated amount of the part to be spun off of the equity of SUZANO, and will issue ninety-seven million, three hundred and seventy-three thousand, four hundred and seventy (97,373,470) common shares and one hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and ten (123,819,910) preferred shares, with no-par value, to be assigned to the SUZANO shareholders in the same proportion as the share interest held by each one of them in the spun-off company, that is, for

each share issued by SUZANO, held by any shareholder, he shall receive shares issued by PETROQUÍMICA in the same number type and class, with the same rights and privileges currently prevailing for SUZANO.

On the other hand, after approval of the operation hereby agreed, the capital stock of SUZANO will have an estimated decrease of Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36), which corresponds to the book value on the BASE DATE, of the equity share to be spun off of the company without cancellation of any of its shares.

3.4.1. Until the registration of PETROQUÍMICA by the Securities Exchange Commission (CVM) as a publicly held company is granted, the shares issued by SUZANO will be negotiated in the stock exchange, with right to receive the same number of shares, of the same class, issued by PETROQUÍMICA. After the registration as a publicly held company is granted, the companies's Management will inform the market the date as from when the shares issued by PETROQUÍMICA will be individually negotiated.

3.5. Once the partial spin off and merger operation agreed upon hereby is completed, the Bylaws of SUZANO shall be amended to reflect the new amount of its capital stock amending also the Bylaws of PETROQUÍMICA, not only to reflect the new value of its capital stock, but also to mention the new number of shares in which such capital will be divided, all in accordance with the Preliminary Bylaws Minutes which, initialed by the PARTIES, integrate this instrument as Annexes No. II and III.

3.6. The PARTIES clarify that, pursuant to the corporate law in force (with the new wording given by Law No. 9457 of May 5, 1997), the operation agreed upon hereby does not entitle the withdrawal of any dissident shareholders who do not agree with the resolutions approved.

Having thus agreed, the PARTIES have caused this instrument to be executed in eight (8) copies of same form and content, together with the witnesses undersigned, and elect the Court of the city of São Paulo, State of São Paulo, for the settlement of any dispute arising herefrom, to the exclusion of any other, however privileged.

São Paulo, 13 of November, 2001.

COMPANHIA SUZANO DE PAPEL E CELULOSE

David Feffer President Director	José Carlos Penteado Masagão Vice President Director

SUZANO PETROQUÍMICA S.A.

David Feffer President Director	Daniel Feffer Corporate Vice President Director

ProtocjustifCSPC-SP-ENG

APPRAISAL AS OF OCTOBER 31, 2001

COMPANHIA SUZANO DE PAPEL E CELULOSE

APPRAISAL

Companhia Suzano de Papel e Celulose

Trevisan Auditores Independentes, a civil company established in the city of São Paulo, at Rua Bela Cintra, 934 – 10º andar, registered in the Regional Accounting Council of the State of São Paulo under number CRC2SP 013439/O-5, and in the Brazilian Securities Exchange Commission (CVM) under No. 201, Corporate Taxpayer (CNPJ) No. 52.803.244/0001-06, with articles of association registered with the 4th Registry of Deeds and Documents of São Paulo on August 4, 1983, and subsequent amendments registered in the same Registry, the last of which dated July 10, 2001 registered on October 26, 2001, Microfilm No. 0433580, represented herein by the undersigned partner Luiz Claudio Fontes, accountant, registered in the Regional Accounting Council of the State of São Paulo under number CRC1RJ 032470/O-9 "T" PR "S" SP, having been engaged to prepare an account evaluation report of the liquid assets spun off from Companhia Suzano de Papel e Celulose on the base-date of October 31, 2001, according to the provisions of Law 6404/76, such liquid assets to be later merged by Suzano Petroquímica S.A., in view of the segregation of the operations of the company in the petrochemical area, as mentioned in the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001, presents hereby the result of the work performed.

1 BASES AND CRITERIA OF THE ACCOUNTING EVALUATION

Evaluation was performed based on the statement of the liquid assets spun off from Companhia Suzano de Papel e Celulose assessed on October 31, 2001, under responsibility of its management; such items of assets were evaluated according to Articles 183, 184 and 248 of Law 6404/76 and other accounting regulations issued by the Brazilian Securities and Exchange Commission (CVM) according to the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001.

2 SCOPE OF OUR WORK

Our work comprised the review of the liquid assets spun off from Companhia Suzano de Papel e Celulose, assessed on October 31, 2001, under responsibility of its management, which shall be merged later by Suzano Petroquímica S.A., considering the following main procedures:

a) comparison of the values of the assets, entitlements and liabilities recorded as liquid assets, with the accounting records maintained by Companhia Suzano de Papel e Celulose and

b) question to the company management about the appropriate application of the accounting evaluation criteria of the items recorded as liquid assets, including the accounting estimates according to the accounting practices stipulated in the Brazilian Corporate Law.

3 RESULT OF THE ACCOUNTING EVALUATION

Based on the work performed within the scope described in item 2 above, we evaluate the liquid assets spun off from Companhia Suzano de Papel e Celulose to be merged by Suzano Petroquímica S.A., according to its accounting records as of October 31, 2001 as worth Seven hundred and ninety-four million, three hundred and eighty-one thousand, nine hundred and ten reais and forty-four cents (R$ 794.381.910,44).

4 DOCUMENT THAT INTEGRATES THIS EVALUATION REPORT

Annex 1 – Statement of the liquid assets spun off and remaining of Companhia Suzano de Papel e Celulose as of October 31, 2001.

São Paulo, 14 of November, 2001.

Luiz Claudio Fontes
Accountant-Partner
CRC 1RJ032470/O-9 "T" PR "S" SP
Trevisan Auditores Independentes
CRC2SP 013439/O-5

ANNEX 1

COMPANHIA SUZANO DE PAPEL E CELULOSE

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS ON OCTOBER 31, 2001
(In Reals (R$)

ASSETS	Initial Balance as of 31/Oct/01	Merger of the spun-off assets of SPP Nemo	Initial Balances adjusted	Partial Spin-off for Suzano Petroquimica	Remaining Balances
CURRENT ASSETS					
Cash and cash equivalents	2.400.547,85	46.938,46	2.447.486,31		2.447.486,31
Marketable securities	79.182.186,53		79.182.186,53	30.000.000,00	49.182.186,53
Trade accounts receivable	158.656.398,44	3.022.591,14	161.678.989,58		161.678.989,58
Dividends receivable	606.043,12		606.043,12		606.043,12
Other debtors	13.070.311,06	11.608.075,90	24.678.386,96		24.678.386,96
Inventories	113.245.813,98	1.317.013,71	114.562.827,69		114.562.827,69
Deferred and recoverable taxes	141.109.076,25	3.054.255,83	144.163.332,08		144.163.332,08
Prepaid expenses	5.160.513,48		5.160.513,48		5.160.513,48
	513.430.890,71	19.048.875,04	532.479.765,75	30.000.000,00	502.479.765,75
NON-CURRENT ASSETS					
Affiliated companies	44.863.026,28		44.863.026,28	12.000,00	44.851.026,28
Loan Polipropileno Participações	9.660.980,10		9.660.980,10	9.660.980,10	
Loan Petroflex	22.948.334,50		22.948.334,50	22.948.334,50	
AFAC SPPNemo	45.745.189,65		45.745.189,65	45.745.189,65	-
Deferred taxes	4.922.398,59		4.922.398,59		4.922.398,59
Other debtors	8.640.655,56		8.640.655,56		8.640.655,56
	136.780.584,88		136.780.584,88	78.366.504,45	58.414.080,43
PERMANENT ASSETS					
Investments					
Suzano Quimica Ltda.	599.061.850,39		599.061.850,39	599.061.850,39	
SPP Nemo S.A.Industrial Comercial Exp.	130.786.774,74	(14.098.314,26)	116.688.460,48	116.688.460,48	
Premium investment SPP Nemo	6.678.891,80		6.678.891,80	6.678.891,80	
Other	1.967.275.695,73	19.033.944,15	1.986.309.639,88		1.986.309.639,88
	2.703.803.212,66	4.935.629,89	2.708.738.842,55	722.429.202,67	1.986.309.639,88
Property, plant and equipment	659.408.466,34	194.179,54	659.602.645,88	91.082,12	659.511.563,76
Deferred charges	5.595.774,70	1.589,28	5.597.363,98		5.597.363,98
	3.368.807.453,70	5.131.398,71	3.373.938.852,41	722.520.284,79	2.651.418.567,62
	4.019.018.929,29	24.180.273,75	4.043.199.203,04	830.886.789,24	3.212.312.413,80

(a) The spun-off fixed assets refer to chattels of the Rio de Janeiro Office, responsible for the management of the petrochemical assets

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.

Annex 1 (page 2)

COMPANHIA SUZANO DE PAPEL E CELULOSE

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS ON OCTOBER 31, 2001
(In Reais (R$))

LIABILITIES	Initial Balances as of 31/Oct/01	Merger of the spun-off assets of SPP Nemo	Initial Balances adjusted	Partial Spin-off for Suzano Petroquimica	Remaining Balances
CURRENT LIABILITIES					
Trade accounts payable	55.033.825,20	10.636.615,03	65.670.440,23		65.670.440,23
Loans	337.316.348,61	5.995.078,88	343.311.427,49		343.311.427,49
Loan investment Petroflex	9.647.966,64		9.647.966,64	9.647.966,64	
Loan investment Politeno	4.200.789,46		4.200.789,46	4.200.789,46	
Tax payable	5.466.181,39	29.653,92	5.495.835,31		5.495.835,31
Accrued salaries and payroll taxes	31.007.163,36	526.707,17	31.533.870,53		31.533.870,53
Provision for contingencies		2.031.478,45	2.031.478,45		2.031.478,45
Other accounts payable	8.228.332,25	4.960.740,30	13.189.072,55		13.189.072,55
Affiliated companies	7.577.781,76		7.577.781,76		7.577.781,76
Dividends	96.543,44		96.543,44		96.543,44
Income and Social Contribution taxes					
	458.574.932,11	24.180.273,75	482.755.205,86	13.848.756,10	468.906.449,76
NON CURRENT LIABILITIES					
Loans	1.271.858.683,96		1.271.858.683,96		1.271.858.683,96
Loan investment Politeno	22.656.122,70		22.656.122,70	22.656.122,70	
Income and Social Contribution taxes	165.724.814,02		165.724.814,02		165.724.814,02
Provision for contingencies	37.241.795,52		37.241.795,52		37.241.795,52
Other	11.119.703,31		11.119.703,31		11.119.703,31
	1.508.601.119,51		1.508.601.119,51	22.656.122,70	1.485.944.996,81
LIQUID ASSETS	2.051.842.877,67		2.051.842.877,67	794.381.910,44	1.257.460.967,23

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.

Annex 1 (page 2)

COMPANHIA SUZANO DE PAPEL E CELULOSE

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS ON OCTOBER 31, 2001
(In Reais (R$))

LIABILITIES	Initial Balances as of 31/Oct/01	Merger of the spun-off assets of SPP Nemo	Initial Balances adjusted	Partial Spin-off for Suzano Petroquimica	Remaining Balances
CURRENT LIABILITIES					
Trade accounts payable	55.033.825,20	10.636.615,03	65.670.440,23		65.670.440,23
Loans	337.316.348,61	5.995.078,88	343.311.427,49		343.311.427,49
Loan investment Petroflex	9.647.966,64		9.647.966,64	9.647.966,64	
Loan investment Politeno	4.200.789,46		4.200.789,46	4.200.789,46	
Tax payable	5.466.181,39	29.653,92	5.495.835,31		5.495.835,31
Accrued salaries and payroll taxes	31.007.163,36	526.707,17	31.533.870,53		31.533.870,53
Provision for contingencies		2.031.478,45	2.031.478,45		2.031.478,45
Other accounts payable	8.228.332,25	4.960.740,30	13.189.072,55		13.189.072,55
Affiliated companies	7.577.781,76		7.577.781,76		7.577.781,76
Dividends	96.543,44		96.543,44		96.543,44
Income and Social Contribution taxes					
	458.574.932,11	24.180.273,75	482.755.205,86	13.848.756,10	468.906.449,76
NON CURRENT LIABILITIES					
Loans	1.271.858.683,96		1.271.858.683,96		1.271.858.683,96
Loan investment Politeno	22.656.122,70		22.656.122,70	22.656.122,70	
Income and Social Contribution taxes	165.724.814,02		165.724.814,02		165.724.814,02
Provision for contingencies	37.241.795,52		37.241.795,52		37.241.795,52
Other	11.119.703,31		11.119.703,31		11.119.703,31
	1.508.601.119,51		1.508.601.119,51	22.656.122,70	1.485.944.996,81
LIQUID ASSETS	**2.051.842.877,67**		**2.051.842.877,67**	**794.381.910,44**	**1.257.460.967,23**

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.

(6)

SUZANO PETROQUÍMICA S/A

Publicly Held Company

CNPJ N°. 04.705.090/0001-77

NIRE N°. 35.300.187.865

MINUTES OF THE ORDINARY GENERAL MEETING

DATE, TIME AND AVENUE: April 30, 2002 3:30 p.m., in the Company's headquarters, in São Paulo, State of São Paulo at Av. Brigadeiro Faria Lima, 1355, 9°. andar - São Paulo - SP.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights; independent auditors, KPMG Auditores Independentes (CRC 2SP014428/O-6), represented by José Luiz Ribeiro de Carvalho (CRC 1SP1441128/O-2).

PRESIDING BOARD: Augusto Esteves de Lima Junior - Chairman. Ivete Nobuko Mizukawa - Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the State of São Paulo dated 12, 13 and 16 and Gazeta Mercantil dated 12, 15 and 16, of April 2002;
2. Annual management report, financial statements and consolidated financial statements for fiscal year ended on December 31 2001 and Opinion of the Independent Auditors and Audit Committee: Official Gazette of the State of São Paulo, dated the 28 and Gazeta Mercantil dated the 27 of March last.

UNANIMOUS RESOLUTIONS:

1. Approved with abstention of those legally impeded from voting the Annual Management Report, the financial statements and consolidated financial statements for fiscal year ended on December 31 2001, and the Opinion of the Independent Auditors and Audit Committee;
2. Reelected the Board of Directors, for a term lasting until the Ordinary General Meeting of 2003 as follows: **Chairman – BORIS TABACOF** (CPF/MF N°. 000.616.035-20 - RG/SP N°. 6.167.083), Brazilian, married, engineer, with business address at Av. Brigadeiro Faria Lima, 1355 - 5° andar, CEP: 01452-919, in this Capital; **Vice Chairman – AUGUSTO ESTEVES DE LIMA JUNIOR** (CPF/MF N°. 002.295.478-34 - RG N°. 459.607-9),

Brazilian, divorced, lawyer, OAB–SP N$^{o.}$ 4.909, resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15$^{o.}$ andar, CEP: 01006-010; **other members: DAVID FEFFER** (CPF/MF N$^{o.}$ 882.739.628-49 - RG/SP N$^{o.}$ 4.617.720-6), Brazilian, married, Industrial, with business address at Av. Brigadeiro Faria Lima, 1355 - 9$^{o.}$ andar, CEP: 01452-919, in this Capital; **DANIEL FEFFER** (CPF/MF N$^{o.}$ 011.769.138-08 - RG/SP N$^{o.}$ 4.617.718), Brazilian, married, lawyer, with business address at Av. Brigadeiro Faria Lima, 1355 - 9$^{o.}$ andar, CEP: 01452-919, in this Capital; **JORGE FEFFER** (CPF/MF N$^{o.}$ 013.965.718-50 - RG/SP N$^{o.}$ 4.617.719-X), Brazilian, married, business administrator, with business address at Av. Brigadeiro Faria Lima, 1355 - 9$^{o.}$ andar, CEP: 01452-919, in this Capital, and elected **CLAUDIO THOMAZ LOBO SONDER** (CPF/MF N$^{o.}$ 066.934.078-20 - RG N$^{o.}$ 2.173.952), Brazilian, married, engineer, resident and domiciled in this Capital, at Rua Elias Cutait, 325, CEP: 05672-020;

3. Fixed at up to three million reais (R$ 3,000,000.00), the global annual remuneration of the Board of Directors and at up to five million reais (R$ 5,000,000.00), the global annual remuneration of the Management Board; according to the Bylaws, it shall be incumbent upon each of these organs to decide upon the distribution of these amounts among their members and upon the Board of Directors to resolve upon any adjustment to be made to the remuneration mentioned above;

4. As requested by shareholder "Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI", holder of preferred shares approved the election as members of the Fiscal Committee for the current fiscal year the following: Ernesto Huascar Blum Capozzi and Carlos Matias Kolb, identified below, the first as permanent member and the second as alternate member; the majority of holders of common shares also reelected the following for the same Committee: Luiz Augusto Marques Paes and Rubens Barletta as permanent members and Roberto Figueiredo Mello and Luiz Gonzaga Ramos Schubert as alternate members. The Fiscal Committee with a term lasting until the Ordinary General Meeting of 2003 is composed as follows: **Permanent members: Luiz Augusto Marques Paes** (CPF/MF N$^{o.}$ 045.320.388-47 and RG SSP/SP N$^{o.}$ 12.605.359-5), Brazilian, married, lawyer, resident and domiciled in this Capital at Rua Pedroso Alvarenga, 345 apt. 101, CEP: 04531-010; **Rubens Barletta** (CPF/MF N$^{o.}$ 397.909.328-04 - OAB/SP N$^{o.}$ 33.400), Brazilian, legally separated, Lawyer, resident and domiciled in this Capital, with office at Rua

Senador Paulo Egídio, 72 - 15º andar, CEP: 01006-010; and **Ernesto Huascar Blum Capozzi** (CPF/MF Nº 007.695.681-49 - RG SSP/SP Nº 2.714.383), Brazilian, married, business administrator, resident and domiciled at Rua Padre Germano Mayer, 131/701 – CEP: 80050-270 – Curitiba/PR, and as respective **alternate members**: **Roberto Figueiredo Mello** (CPF/MF Nº 532.755.358-20 - OAB/SP Nº 30.687), Brazilian, married, lawyer, resident and domiciled in this Capital, at Rua São Bento do Sul, 29 – CEP 05466-060; **Luiz Gonzaga Ramos Schubert** (CPF/MF Nº 080.501.128-53 - OAB/SP Nº 30.567), Brazilian, married, lawyer, resident and domiciled in this Capital, with office at Rua Senador Paulo Egídio, 72 - 15º andar, CEP: 01006-010; and **Carlos Matias Kolb** (CPF/MF Nº 048.292.808-59 - RG SSP/SP Nº 3.320.706), Brazilian, married, business administrator, resident and domiciled in this Capital, at Rua General Leite de Castro, 549 - CEP: 04182-020 - São Paulo/SP;

5. Approved by unanimous vote, the minimum remuneration provided for in law, for each full member of the Audit Committee;
6. Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, the 30th of April, 2002. Augusto Esteves de Lima Junior – Chairman. Ivete Nobuko Mizukawa - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. - Augusto Esteves de Lima Junior - Lawyer. By proxy Estate of MAX FEFFER - Augusto Esteves de Lima Junior - Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. ADHEMAR MAGON. By proxy CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI - Martha Magna Cardoso. By proxy FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES - Flávio Fukumoto. RUBENS BARLETTA. IVETE NOBUKO MIZUKAWA.

This is a true copy of the original document drawn in the Book of Meetings.

Augusto Esteves de Lima Junior
Chairman

AGOSZPQ 300402

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SUZANO PETROQUÍMICA S.A.
CNPJ No: 04.705.090/0001-77
NIRE: 35.300.187.865

Minutes of the Extraordinary General Meeting

DATE, TIME AND VENUE: February 19, 2002, at 3:00 p.m., in the company's headquarters, at Avenida Brigadeiro Faria Lima No. 1355 - 9o. andar, in São Paulo, state of São Paulo. **ATTENDANCE**: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of preferred stock. **BOARD OF THE MEETING**: Boris Tabacof - Chairman. Augusto Esteves de Lima Junior - Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call notices: Official Gazette of the state of São Paulo dated 6, 7 and 8 of February and Gazeta Mercantil dated 6, 7 and 8/9/10 of February, 2002.
2. Management Board Proposal, with favorable opinion of the Board of Directors, of February 04, 2002.

UNANIMOUS RESOLUTIONS:

1. Approved the amendment of the article 17 of the by-laws, to eliminate the items "g" and "i" , due to the company does not an authorized capital stock corporation, maintaining without amendments the other items and changing its numeration. As a consequence of the elimination of the items above of Article 17 of the Corporate By-laws was amended to read as follows: "**Art. 17** - It shall be incumbent upon the Board of Directors: **a)** to establish the general guidelines for carrying out the company's businesses; **b)** to elect and remove the officers of the Management Board; **c)** to follow up on the activities of the Management Officers and to examine, at any time, the company's book and records; to request information on any contracts executed or which are in process of being executed and on any other acts; **d)** to convene the General Meetings, through the Chairman, when deemed necessary or as required by law; **e)** to give opinion on

the Management Report and on the Management Accounts; **f)** to appoint and remove the independent auditors; **g)** to authorize the acquisition of shares issued by the Company for their cancellation or for holding in the treasury for later sale; **h)** to resolve upon the issue of securities, in the country and/or abroad, including promissory notes for public or private distribution, according to specific regulation; **i)** to resolve upon any appeals that may be lodged pursuant to the first paragraph 20 Article 20, (twenty) of these Bylaws; **j)** to resolve upon the creation of administration Advisory Committees, for restricted and specific purpose and with limited term, which may be extended, and shall be formed by persons appointed by the Board; **k)** to resolve upon the creation of a Special Committee, formed by up to four (4) board members who may resolve, between the dates of the ordinary general meetings and subject to express delegation, on all statutory matters incumbent upon the Board, "ad referendum" of the Board of Directors, submitting the matter for ratification at the first meeting held after such resolution; **l)** to appoint the Investor Relations Officer.".After read and approved, these minutes were signed by those present. São Paulo, February 19, 2002. Boris Tabacof – Chairman of the Board. Augusto Esteves de Lima Junior - Secretary. Shareholders: By Proxy. NEMOFEFFER S.A. - Augusto Esteves de Lima Junior – Lawyer. BORIS TABACOF. AUGUSTO ESTEVES DE LIMA JUNIOR. JOSÉ CARLOS PENTEADO MASAGÃO.

This is a transcript of the original document recorded in the Book of Meetings.

Boris Tabacof
Chairman of the Board

AGESUZPETR.190202ENG

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SUZANO PETROQUÍMICA S.A.

MINUTES OF THE 1ST MEETING OF THE BOARD OF DIRECTORS

On the 25th of September of 2001, at 4:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima No. 1.355 - 9º andar, in this capital, was held a Meeting of the Board of Directors of **Suzano Petroquímica S.A.**, attended by the Members undersigned, who, upon compliance of all legal requirements were invested as members of the Board. Following this, the Board of Directors by unanimous vote elected the Executive Board, for a term that will last until the next Ordinary General Meeting of 2002 as follows: **President Director – David Feffer** (Individual Taxpayer (CPF-MF) No. 882.739.628-49 – ID-RG No. 4.617.720-6-SSP-SP), Brazilian, married, businessman, resident in this Capital, with offices at Avenida Brigadeiro Faria Lima No. 1.355 – 9º andar, in this Capital; **Corporate Vice President Director – Daniel Feffer** (Individual Taxpayer (CPF-MF) No. 011.769.138-08 – ID-RG No. 4.617.718-SSP-SP), Brazilian, married, lawyer, resident and domiciled in this Capital, with offices at Avenida Brigadeiro Faria Lima No. 1.355 – 9º andar, in this Capital; **Superintendent Director – Armando Guedes Coelho**, Individual Taxpayer (CPF-MF) No. 002.702.611-68, Brazilian, married, chemical engineer, resident and domiciled at Rua Prudente de Moraes No. 559 – apt. 301 – Rio de Janeiro - RJ; and **Director – Adhemar Magon**, Individual Taxpayer (CPF-MF) No. 047.059.398-91 ID-RG No. 2.815.645/ SSP-SP, Brazilian, married, business administrator, resident and domiciled in this capital, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9º andar, in this capital. There being no further [illegible]
these Minutes were dr[illegible]
by those present. São P[illegible]

02 JUN 17 AM 11:52

Boris Tabacof - Chairman of the Board

Augusto Esteves de Lima Junior – Vice Chairman

David Feffer - Member of the Board

Daniel Feffer - Member of the Board

Jorge Feffer - Member of the Board

José Carlos Penteado Masagão - Member of the Board

1stRCASUZPETR-ENG 250901

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SUZANO PETROQUÍMICA S.A.

PUBLICLY HELD COMPANY

CNPJ/MF N°. 04.705.090/0001-77

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON OCTOBER 15, 2001, AT 10:00 A.M.

The meeting designated the Diretor Adhemar Magon as the Investor Relations Director of the Company.

Rca-SuzPetr151001-10hs

(10)

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

PUBLICLY HELD COMPANY
CNPJ/MF Nº. 04.705.090/0001-77

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON OCTOBER 15, 2001, AT 4:00 P.M.

The meeting designated the KPMG – Auditores Independentes (CRC-SP nº. 2SP014428/O-6), established at Rua Dr. Renato Paes de Barros, 33 – São Paulo (SP), as the independent auditors of the Company.

11

SUZANO. PETROQUÍMICA S.A.
Publicly Held Company
C.N.P.J./M.F. No. 04.705.090/0001-77
NIRE No. 35 300187865

MINUTES OF THE BOARD OF DIRECTORS

On April 30, 2002 at 5:30 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9º andar, in this capital, was held a Meeting of the Board of Directors of **Suzano Petroquímica S.A.**, attended by the Members undersigned. The Chairman of the Meeting Augusto Esteves de Lima Junior Deputy Chairman of the Board of Directors stated that the purpose of the Meeting was to resolve upon the election of the Managing Board; the matter was discussed and voted upon and the Board of Directors reelected the Managing Board for a term lasting until the Ordinary General Meeting of 2003 as follows: **President Director – David Feffer** (CPF/MF No. 882.739.628-49 – RG/SP No. 4.617.720-6), Brazilian, married, business executive, with business address at Av. Brigadeiro Faria Lima, No. 1355 - 9o. andar, in this Capital, CEP 01452-919; **Corporate Vice-President Director - Daniel Feffer** (CPF/MF No. 011.769.138-08 – RG/SP No. 4.617.718), Brazilian, married, lawyer, with business address at Av. Brigadeiro Faria Lima, 1355 - 9º· andar, in this Capital, CEP 01452-919; **Superintendent Director – Armando Guedes Coelho** (CPF/MF No. 002.702.611-68 – RG No. 001.784.012-5-SSP/RJ), Brazilian, married, chemical engineer, resident and domiciled at Rua Prudente de Moraes No. 559 – apt. 301 – Rio de Janeiro – RJ, CEP: 22420-041; and **Directors: Adhemar Magon** (CPF/MF No. 047.059.398-91 – RG/SP No. 2.815.645), Brazilian, married, business administrator, resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima No. 1.355 – 9º andar, in this Capital, CEP 01452-919; the Board also elected as Officer of the Company, **José Carlos Penteado Masagão** (CPF No. 019.091.698-20 - RG/SP No. 3.123.487), Brazilian, married, lawyer, resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima

No. 1.355 – 6º. andar, CEP: 01452-919. There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by those present. São Paulo, April 30 2002. Augusto Esteves de Lima Junior – Vice Chairman. David Feffer - Board Member. Daniel Feffer - Board Member. Jorge Feffer - Board Member.

This is a true copy of the original document drawn in the Book of Meetings.

AUGUSTO ESTEVES DE LIMA JUNIOR
Vice Chairman

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD COMPANY
CNPJ/MF N°. 60.651.726/0001-16

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SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF N°. 04.705.090/0001-77

NOTICE TO THE SHAREHOLDERS

The Directors of Suzano Petroquímica S.A., a corporation with headquarters in the city of São Paulo, incorporated for the purpose of segregating the operations of the petrochemical sector from the pulp and paper business of Companhia Suzano de Papel e Celulose, through its partial spin-off, as resolved in the Extraordinary General Meeting held on the 30th of November, 2001, inform hereby that, on the 25th of March, 2002, the CVM - Comissão de Valores Mobiliários (Brazilian SEC) approved, the registration of Suzano Petroquímica S.A as a publicly held company for negotiation of its shares in the stock exchange.

Thus, as from the 2nd of April, 2002, the shares of Companhia Suzano de Papel e Celulose will be negotiated "**ex -spin-off**" and the shares of Suzano Petroquímica S.A will be negotiated separately from the shares of Companhia Suzano de Papel e Celulose in BOVESPA- Bolsa de Valores de São Paulo (São Paulo Stock Exchange), based on the position on the 1st of April, 2002.

Considering the position on the 1st of April, 2002, the shareholders of Companhia Suzano de Papel e Celulose will receive, for each share held, one share of Suzano Petroquímica S.A, taking into account the class of shares held.

The financial institution responsible for the indenture of the shares of Suzano Petroquímica S.A is Banco Itaú S. A.

São Paulo, the 26th of March 2002.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Adhemar Magon
Vice-President and Investor Relations Officer

SUZANO PETROQUÍMICA S.A.

Adhemar Magon
Investor Relations Officer

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SUZANO PETROQUÍMICA S.A.

CNPJ n°. 04.705.090/0001-77

NIRE no. 35.300.187.865

CALL NOTICE

ORDINARY GENERAL MEETING

The shareholders are hereby invited to attend the Ordinary General Meeting to be held on the 30th of April, at 3:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 9°. andar, in this city, to discuss and resolve upon the following agenda:

1. Management report, financial statements and consolidated financial statements for fiscal year 2001, together with the opinions of the independent auditors and of the Fiscal Committee;

2. Destination of the results of fiscal year 2001;

3. Election of the Board of Directors;

4. Compensation of the Management and Board of Directors.

According to CVM Instruction N°. 282 of the Securities Exchange Commission dated June 26, 1998, the minimum percentage required for the adoption of multiple vote for the Election of the Board of Directors is 5% of the voting capital.

São Paulo, April 11, 2002

Boris Tabacof

Chairman of the Board of Directors

Edsuzpetr-ago-300402Eng

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SERVICE AGREEMENT FOR SHARE REGISTRATION, SAFEKEEPING AND ISSUE

1. PARTIES

1.1. **Banco Itaú S.A.**, with headquarters in the Capital of the State of São Paulo, at Rua Boa Vista, 176, Corporate Taxpayer (CNPJ) No. 60.701.190/0001-04, hereinafter **Itaubanco**.

1.2. **Suzano Petroquímica S/A**, with headquarters in the Capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 9°. andar, Corporate Taxpayer (CNPJ) No. 04.705.090/0001-77, hereinafter **Client.**

1.3 **Itaú Corretora de Valores S.A.**, with headquarters in the Capital of the State of São Paulo, at Rua Boa Vista, 185, 4° andar, Corporate Taxpayer (CNPJ) No. 61.194.353/0001-64, hereinafter **Itaucor**.

2. OBJECT

Itaubanco will provide share register services and will be the agent for the issue of certificates, according to the authorizations to be granted by the Comissão de Valores Mobiliários (Brazilian SEC).

3. DESCRIPTION OF THE SERVICES

3.1. Data Implementation

Itaubanco will implant, in its system, the name and identification of the shareholders, the number, type and class of the shares and any liens that may exist thereupon, according to the information supplied by the **Client** by means of a report or magnetic tape.

3.1.1. The conversion of bearer shares to registered or book shares, shall be made as the respective certificate is presented to **Itaubanco**;

3.1.1.1 The certificate, if issued by the **Client** will be delivered to the **Client** against receipt, to confirm its authenticity and regularity, providing compliance with the provisions of subitem 4.4. hereof.

3.1.1.2 Upon the agreement of the **Client**, **Itaubanco** will implement the data into **Client's** system, and shall effect payment of any rights in arrears.

3.2. Registration of shares

Itaubanco will keep a register of the shares on behalf of each shareholder. and shall be responsible for their registration, control and safekeeping of the books.

3.2.1. **Itaubanco** will not issue any certificate of registered shares.

3.3. Blocked Shares

Upon receipt of a written order from the shareholder, **Itaubanco** will block shares for sale.

3.4. Information to Client

Itaubanco will supply to **Client**, upon request issued by the Investor Relations Officer, the following documents:

3.4.1. daily listing with the name of the shareholders, gross and net values and income tax withheld on dividend payout;

3.4.2. list of the total gross and net value and income tax withheld on dividend payout, within the time frames required by tax laws;

3.4.3. annual supply of a list or magnetic tape containing the name of the shareholders and the total gross and net value and income tax withheld on dividend payout;

3.4.4. list of all transfers of ownership of registered and book shares;

3.4.5. monthly list with the name of the shareholders and the equity position of each one;

3.4.6. daily list and list at the end of the preferred rights and remnant shares purchasing periods, with the name and identification of the subscribers of the shares, the number of shares subscribed and of the amounts received; list of the shareholders for attendance to the General Meetings.;

3.5. Information to the shareholders, beneficiaries and trustees

Itaubanco will supply to the shareholders, beneficiaries and trustees, the following documents:

3.5.1. statement of the shares account whenever any transaction is processed, and if no transaction occurs, than once a year;

3.5.2. dividend payout notice; information for the purpose of income tax return.

3.6. Registration and safekeeping of the books and documents

Itaubanco will register the opening and closing terms of the books and will provide the filing with the Commerce Register of:

3.6.1. corporate-books related with the service provided;

3.6.2. films used for microfilming the books and documents of the **Client.**

3.7. Dividend Payout

The amount relating to the payment of dividends will be delivered by the **Client** to **Itaubanco,** as provided in subitem 4.6, whereupon the latter will undertake the exclusive responsibility for payment.

3.8. Manner for Dividend Payout

The dividend payout shall be made:

3.8.1. through deposit, as instructed, into a checking or saving account, maintained by the beneficiary with **Itaubanco**;

3.8.2. through a DOC (Credit Document) for credit into a checking account, as instructed, maintained by the beneficiary with any other financial institutions, and **Itaubanco** will not be held liable for the delay in the credit of such value, caused by the Financial Institution to which the DOC was sent;

3.8.3. personally to the holder of the right, at any of the places described in Annex I, when the person does not have a checking account.

3.8.4. if there is any interest, the **Client** may inform **Itaubanco** the name of those shareholders to which the **Client** itself wants to pay the dividends.
Itaubanco will not make any remittance of dividends abroad.

3.9. Payout of *"pro-rata"* dividends

Itaubanco undertakes to pay different percentage values as dividend, when these refer to:

3.9.1. various types or classes of shares, provided there is an equal percentage of such type and class of such shares; and, to the same type or class of shares, in case of capital increase by subscription of shares, as long as the same percentage applies to the total number of shares (type and class) of the capital increase.

3.10. Exemption, Immunity and Tax payment

At the beginning of the services to be rendered hereunder, the **Client** shall be responsible for producing all the documents that prove it to be immune or exempt from any tax, as well as for the payment of taxes levied upon the amounts to be paid to the holder of the rights.

3.10.1. Exemption and immunity documents received from shareholders of the **Client** during the performance of the services contracted hereunder, will be sent by **Itaubanco** to **Client**, against receipt, for **Client**'s approval, knowledge and safekeeping for the legal period required.

Itaubanco shall not make any dividend payment before receiving information from the **Client** about the tax status of the shareholders.

3.11. Subscription of shares

Itaucor, as a representative of **Itaubanco**, will provide:

3.11.1. the issuance and remittance to the shareholders, beneficial owners and trustees, of the share subscription list for the exercise of preemptive rights.

The issuance and remittance to the shareholders of the subscription list for exercising subscription rights of any remnant shares, provided this is done within the starting and ending dates set for the subscription thereof; the collection of the amounts realized and their transfer to the **Client**, within two (2) working days, as from receipt of the amount in cash or after clearance of the respective check.

3.12. Stock split, reverse split and bonus

Itaubanco will provide the amendment to the shares register in case of split, reverse split or payments of stock bonus.

3.13. Service to Shareholders

Shareholders will be given any information or service at the locations mentioned in Annex I, which when initialed by the Parties, becomes an integral part of this agreement.

3.13.1. **Itaubanco** may change the places of information or service, by means of written notification to the **Client**.

3.14. **Clearance Certificates**

Itaubanco may charge from the shareholder or third parties, the cost for supplying the clearance certificates foreseen in Art. 100, paragraph 1, of Law No 6404, of 15/Dec/1976.

4. CLIENT's OBLIGATIONS

CLIENT UNDERTAKES TO:

4.1. Close the registered shares register and transfer book, relating to transactions made prior to the effective date of this Agreement;

4.2 Deliver, on the contracting date, at the places informed in Annex I, the information referred to in subitem 3.1. and the original evidentiary documents of any lien or charge existing on the shares and the documents relating to any shareholder's agreements;

4.3. Confirm, within five (5) working days after receiving the registered or book shares reports, the share position processed by the **Itaubanco**, so that information and services to the shareholders may begin;

4.4 Inform to **Itaubanco**, within five (5) working days after receiving the document from the **Client**, the occurrence of any irregularity in the share produced for conversion from book share to registered share;

4.5. Have sufficient funds in the checking account kept with **Itaubanco** on the date stipulated in subitem 5.1, for covering the debits referring to the remuneration for the services rendered;

4.6 Two (2) working days before the starting date for payment of the dividends, provide sufficient funds in the checking account kept with **Itaubanco** for covering the debits referring to the payment of dividends;

4.6.1. Noncompliance of this obligation will result in the nonassumption, by **Itaubanco**, of the debt relating to the payment of dividends, without detriment to the provisions of subitem 7.1.1.;

4.7. Keep the **Itaubanco** permanently informed about any resolutions relating to the work contracted hereunder;

4.8. Notify the **Itaubanco** about the exercise of any rights, at least eight (8) working days before the first date of such exercise;

4.9. Refrain from publishing any notices relating to the work rendered, without giving previous knowledge of this to **Itaubanco**, except calls for general meetings, of which the **Itaubanco** will be notified by the **Client** on the first day of publication;

4.10. Refrain from practicing, or from granting any powers for the practice by third parties of any act relating to the service contracted hereunder;

4.11. Grant specific power of attorney for the practice of any acts required for execution of this agreement;

4.12. Renew the power of attorney referred to in subitem 4.11 above, whenever required.

5. REMUNERATION

For the services rendered the **Client** will pay to **Itaubanco** the amount, in cash, as listed in Annex I.

5.1. Payment will be made through debit from the checking account, maintained by the **Client** with **Itaubanco** on the 10th day of each month.

5.1.1. The amount owed will be informed to the **Client** up to the 4th working day of the respective month.

5.2. The price for the services will be annually adjusted, in the following manner:

a) sixty-three percent (63%) according to the salary variation index for bank employees in the state of São Paulo, including salary increases or advances due by operation of law, union or collective labor agreement, or, should this be the case, by liberality of **Itaubanco** extended to all of its employees;

b) thirty-seven percent (37%) bases on the variation of the IPC (Consumer Price Index), published by FIPE - Fundação do Instituto de Pesquisas Econômicas - USP, or, should this not be available, of the IGPM (General Market Index Price) published by FGV - Fundação Getúlio Vargas.

Adjustments shall occur at shorter periods, in the case foreseen in Paragraph 5 of Art.28 of Law No. 9.069/95.

In case of payment in arrears, the amount due will be monthly adjusted, as stipulated in subitem 5.2., added by interest of twelve percent (12%) p.a.., and a moratory fine of ten percent (10%).

6. TERM

This Agreement shall be valid for an indefinite term and may be terminated by either Party, without charge, by written notice given ninety (90) days in advance.

7. TERMINATION

7.1. This Agreement may be immediately terminated, by written notice:

7.1.1. In case of nonfulfillment of any of the obligations hereunder;

7.1.2. If any of the Parties:

7.1.2.1. has its bankruptcy decreed or seeks an arrangement with creditors;
7.1.2.2. is submitted to extrajudicial intervention;
7.1.2.3. is submitted to liquidation or judicial or extrajudicial dissolution.

7.1.3. If the **Client** requires from **Itaubanco,** the practice of any illegal transaction or business of a questionable nature in face of the regulations in force in the capital market or normal practices of this sector;

7.2. If this agreement is terminated by reason imputable to **Client**, it shall be responsible for the reimbursement of all the expenses incurred with the acquisition or printing of forms and other materials used exclusively by the **Client.**
The amount spent by **Itaubanco** will be adjusted as provided for in subitem 5.2., from the date of disbursement until the effective payment.

7.3. Within ten (10) days after termination of the agreement, **Itaubanco** will process only the transfer of the shares previously requested, except those to which the provisions of subitem 7.1.3. are applicable and will provide the closing of the books.

7.4. In case of termination or rescission of the agreement, **Itaubanco** agrees to deliver to the **Client**, or to the financial institution appointed by the **Client**, all information and documents in its possession in relation to the services rendered.

8. POWER OF ATTORNEY

As an essential condition to the validity of this agreement, the **Client** grants hereby and on this date, a power of attorney on behalf of **Itaubanco**, granting all the powers required for the effective performance of the services contracted hereunder; these services are described in Annex II, which when initialed by the PARTIES, becomes an integral part of this agreement.

9. TOLERANCE

Tolerance by either Party in relation to fulfillment of the obligations hereunder will not imply waiver, acquittal, novation or amendment to the terms hereunder.

10. COURT

The Central Court of the Capital of the State of São Paulo is elected for resolution of any dispute arising from or related to this Agreement, but the Party bringing the action may choose the domicile of the **Client**.

This instrument is signed in two (2) counterparts.

São Paulo, October 16, 2001.

Statement
We have previously read this agreement and we have no doubts about any of its Clauses.
Suzano Petroquímica S/A

BANCO ITAÚ S.A.

José Nilson Cordeiro Ivonete Ramos de Moura

Suzano Petroquímica S/A

ITAÚ CORRETORA DE VALORES S.A.

Luis Paulo Soares Ricardo Nascimento

Witnesses:

For **Itaubanco**:
Lílian da Rocha Cavalcanti
C.P.F. 260.227.058-00
Address: Rua Boa Vista, 185 - 3° andar - Tel.: 3247-4932

For **Client**:
Ivete Nobuko Mizukawa
C.P.F. 099.324.888-87
Av. Brig. Faria Lima, 1355-10°. andar - Tel. 3037-9070

ANNEX I: To the Service Agreement for Share Registration and Issue

1. The services to be rendered by **Itaubanco** regarding the shares basically include the following:

   - Payout of dividend;
   - Payment of bonus in shares and in cash;
   - Subscription of new shares;
   - Shares split, reverse split and transfers ;
   - Share register and safekeeping of the Share Register and Transfer Books ;
   - Report for accounting follow-up and other data on the Company;
   - Preparation of shareholders' listings with all information required by the Central Bank, CVM (Brazilian SEC) and Stock Exchanges, relating to shareholders' positions;
   - List of income paid as requested by the Federal Revenue Service
   - Information and service to the Shareholders regarding data supply, clearance certificates and advice;
   - Any and all services relating to the Shareholders' Department that are the responsibility of Agents for the Issuance of Certificates and/or Book shares Depositary Institutions, by operation of law or Resolution of the CVM (Brazilian SEC).

2. The price of the services to be rendered shall be calculated based on the time spent with data-processing, reports and forms supplied, checks issued, etc., as well as any others to be used for performance of the services, all in accordance with the Table contained in this Annex.

3. A fixed one-time fee will be charged for input of shareholders' data in the computerized system of **Itaubanco**.

4. **Itaubanco** will prepare monthly reports of the services made and will send the invoice to the **Client**, the payment of which will be made up to the 10th day after performance of the services.

5. Places of Information and Services to Client:

- **Dividends**: Domestic National Banks
- **Share bonus and split**: statement of the transactions sent by mail.
- **Signature of the subscription list:** sent by mail and accepted by any Branch of Rede Itaú
- **Over-the-counter transfers**: at all branches, specialized agencies for service to shareholders.
- **Transfers of shares in Stock Exchanges**: via share brokers

Any service may be requested to any of our specialized branches as listed below::

São Paulo (SP)	Rua XV de Novembro, 318 - Térreo - Tel.: (011) 232.7285
Rio de Janeiro (RJ)	Rua 7 de Setembro, 99 - Sub.Solo/Centro-Tel.:(021) 276.2439
Curitiba (PR)	Rua João Negrão, 65 - Tel.: (041) 320-4128
Porto Alegre (RS)	Rua Sete de Setembro, 746 - Tel.: (051) 210-9150
Belo Horizonte (MG)	Rua João Pinheiro, 195 - térreo - Tel.: (031) 249-3524
Salvador (BA)	Av. Estados Unidos, 50 - 2° andar Ed. Sesquicentenário Tel.: (071) 319-8067
Brasilia (DF)	SC Sul Quadra 3 Ed. Dona Angela - s/loja - Tel.: (061) 217.5138

Price Table	**R$**
I. Implementation Fee	0,0000
II. Fixed Costs	
1. Per company, per month	3.357,4600
2. Per Shareholder, per month	0,1802
III. Events and Transactions	
1. Dividend	
- Calculation	0,0000
- Payment	
- a. Itaú Client	1,0388
- b. Client from other Banks	3,1973
2. Share Bonus / Split	0,5522
3. **Transfer/implementation/change to company information /transactions of the account.**	0,9942
4. **Subscription**	
- Calculation	0,0000
- Bulletin issued	0,5049
- Bulletin completed	4,5936
-5. Issuance of notes/ advice / statement / information	0,2300
-6. Sending correspondence	Mail fees
IV. Extra Requests (per unity)	
- 1. Generation of files in electronic media	
-By shareholder (including all data), in the minimum value of R$ 100,00 per generation	0,0916

-2. Reports or magnetic tapes (random – not included in the Agreement)	-
-3.Adhesive tags / addresses for notifications	0,3780
-4. Digitalization of the logotype.	0,0000

Annex II

SUZANO PETROQUÍMICA S.A.
Av. Brigadeiro Faria Lima, 1355 –9°. andar
-São Paulo – SP.

POWER OF ATTORNEY

By this Private Instrument of Attorney, **SUZANO PETROQUÍMICA S.A.**, with headquarters in the Capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 1355, 9°. andar, Corporate Taxpayer (CNPJ) No. 04.705.090/0001-77, represented herein by its Chief Executive Officer, **DAVID FEFFER,** (CPF/MF No. 882.739.628-49 - RG/SP No. 4.617.720-6), Brazilian, married, Industrial, and by its Corporate Vice President **DANIEL FEFFER** (CPF/MF No. 011.769.138-08 - RG/SP No. 4.617.718), Brazilian, married, Lawyer, both with business address at Av. Brigadeiro Faria Lima, 1355 – 9°. andar, in this Capital, constitutes and appoints as its attorneys-in-fact, **Banco Itaú S/A**, with headquarters in the city of São Paulo, at Rua Boa Vista, 176, Corporate Taxpayer (CNPJ) No. 60.701.190/0001-04 and **Itaú Corretora de Valores S.A.**, with headquarters in the city of São Paulo, at Rua Boa Vista, 185 - 4° andar, Corporate Taxpayer (CNPJ) No. 61.194.353/0001-64, as their agents for the issuance of shares certificates or as depositary financial institution, for the especial purpose of representing: a) **Banco Itaú S.A.**: in acts involving registration and safekeeping of shares, with powers to register the transfer of shares; enforce resolutions of the General Shareholders'Meeting, of the Board of Directors or executive officers of the GRANTOR, relative to the distribution of bonus- or split- originated shares; collect and give acquittal, sign opening and closing terms of the Corporate Books intended for the registration of book or registered shares, transfer of registered shares and of the films used for microfilming books and records of the Grantor, referring to the services described above; represent the Grantor before the bodies of the Business Board, Commercial Registries, Internal Revenue Collecting bodies, Banco Central do Brasil, (Brazilian Central Bank) CVM (Brazilian SEC) or Stock Exchanges, to practice all acts required to be accomplished as described above: b) **Itaú Corretora de Valores S.A.**: to enforce the resolutions of the Shareholders' General Meeting and of the Board of Directors or executive officers of the Grantor relating to the subscription of shares, dividend payout through check or by credit into the checking account informed by the shareholder; collect and give acquittal; represent the Grantor before the bodies of the Business Register, Internal Revenue Collecting bodies, Banco Central do Brasil, (Brazilian Central Bank) CVM (Brazilian SEC) or Stock Exchanges, to practice all acts required for accomplishments of the duties as assigned hereby. This power of attorney expires on June 30, 2002 and may be delegated to any company under direct or indirect control of Itaúsa - Investimentos Itaú S.A., indicating in the delegation instrument, the powers granted thereby.

São Paulo, October 16, 2001.
SUZANO PETROQUÍMICA S.A.

DAVID FEFFER Chief Executive Officer	DANIEL FEFFER Corporate Vice-President

Proc.Suz.Petr.-Itaú

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Suzano Petroquímica S.A

Financial statements
Period from September 25 (inception date) to December 31, 2001

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law)

Suzano Petroquímica S.A

Financial statements

Period from September 25 (inception date) to December 31, 2001

Contents

Independent auditors' report

The Board of Directors and Shareholders
Suzano Petroquímica S.A
São Paulo - SP

We have examined the balance sheet of Suzano Petroquímica S.A and the consolidated balance sheet of the Company and its subsidiaries for the period from September 25 (inception date) to December 31, 2001 and the related statements of income, changes in shareholders' equity and changes in financial position for the period then ended. These financial statements are the *responsibility of the Company's management. Our responsibility is to express an opinion on* these financial statements based on our audit. We did not audit the financial statements of the subsidiaries Politeno Indústria e Comércio S.A and Polipropileno Participações S.A, which statements reflect total assets constituting 19,08% and 33,10% respectively, and 26,60% and 33,64% respectively of total revenues. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the report of the other auditors.

Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management as well as the presentation of the financial statements taken as a whole.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Suzano Petroquímica S.A and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001, and the results of their operations, the changes in their shareholders' equity and changes in their financial position for the period then ended, in conformity with accounting principles derived from the Brazilian Corporation Law.

January 31, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Contador CRC 1SP1441128/O-2

SUZANO PETROQUIMICA S.A.
BALANCE SHEETS
DECEMBER 31, 2001
(In thousands of Reais - R$)

	Consolidated	Parent Company
ASSETS		
Current assets		
Cash and cash equivalents	217,850	7
Marketable securities	193,756	11,974
Trade accounts receivable	145,961	
Inventories	129,173	
Other debtors	13,870	294
Recoverable Taxes	61,106	
Deferred taxes	1,593	
Prepaid expenses	876	
	764,185	12,275
Noncurrent assets		
Related companies	27,264	51,549
Deferred taxes	56,516	
Recoverable Taxes	13,488	
Judicial Deposits	7,881	
Other debtors	15,904	
	121,053	51,549
Permanent assets		
Investments	54,738	713,949
Property, plant and equipment	617,624	89
Deferred charges	289,247	
	961,609	714,038
	1,846,847	777,862

See the accompanying notes to the financial statements.

SUZANO PETROQUIMICA S.A.
BALANCE SHEETS
DECEMBER 31, 2001
(In thousands of Reais - R$)

	Consolidated	Parent Company
LIABILITIES		
Current liabilities		
Trade accounts payable	62,208	
Loans and financings	121,761	14,212
Taxes payable other than on income	26,188	
Accrued salaries and payroll taxes	5,032	108
Other accounts payable	20,788	
Related parties	23,465	
Dividends payable	4,469	
Income and social contribution taxes	5,541	208
	269,452	14,528
Noncurrent liabilities		
Loans and financings	461,972	22,748
Taxes Payable	5,429	
Provision for contingencies	18,907	
Trade accounts payable	8,756	
Pension plan	12,692	
Other creditors	4,122	
	511,878	22,748
Deferred income	32,595	
Minority interests	292,336	
Shareholders' equity		
Share capital	794,383	794,383
Accumulated loss	(53,797)	(53,797)
	740,586	740,586
	1,846,847	777,862

See the accompanying notes to the financial statements.

SUZANO PETROQUIMICA S.A.
STATEMENTS OF INCOME
Period from September 25 (inception date)
to December 31, 2001
(In thousands of Reais - R$ - except income per share)

	Consolidated	Parent Company
Gross sales	409,699	
Sales taxes	(96,669)	
Net sales and services	313,030	
Cost of products sold and services rendered	(250,005)	
Gross profit	63,025	
Operating (expenses) income:		
Selling expenses	(20,005)	
General and administrative expenses	(12,894)	(258)
Directors' fees	(1,137)	
Financial expenses	(61,046)	(495)
Financial income	4,649	1,389
Equity interest in subsidiaries and affiliates	1,605	(48,229)
Amortization of goodwill	(5,945)	
Other operating income	9,538	
Operating loss	(22,210)	(47,593)
Nonoperating expense	(2,107)	
Loss before taxes on income	(24,317)	(47,593)
Social contribution and income taxes	(13,296)	(208)
Loss before profit sharing	(37,613)	(47,801)
Employee profit sharing scheme	(1,679)	
Loss before minority interest	(39,292)	(47,801)
Minority interest	(7,826)	
Loss for the period	(47,118)	(47,801)
Loss per share - R$		(0.22)
Shares outstanding at year end		221,195,380

See the accompanying notes to the financial statements.

SUZANO PETROQUIMICA S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Period from September 25 (inception date)
to December 31, 2001
(In thousands of Reais - R$)

Parent company	**Share capital**	**Accumulated loss**	**Total**
Incorporation on September 25, 2001	1		1
Capital increase based on spin-off Cia. Suzano de Papel e Celulose on November 30, 2001	794,382		794,382
Prior year adjustment Pension Plan (CVM 371)		(5,996)	(5,996)
Loss for the period		(47,801)	(47,801)
Balances at December 31, 2001	794,383	(53,797)	740,586

See the accompanying notes to the financial statements.

SUZANO PETROQUIMICA S.A.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
Period from September 25 (inception date)
to December 31, 2001
(In thousands of Reais - R$)

	Consolidated	Parent Company
SOURCES OF FUNDS		
From operations		
Loss for the period	(39,292)	(47,801)
Items not requiring (providing) working capital:		
. Depreciation and amortization	18,115	2
. Net book value of permanent assets disposed	1,091	
. Deferred taxes	(1,095)	
. Provision for contingencies	4,476	
. Equity interest in subsidiaries and affiliates	(1,605)	48,229
. Amortization of goodwill	5,945	
. Dividends received	336	
. Monetary variation of noncurrent assets and liabilities	(31,209)	
. Income tax exemption	6,530	
. Other expenses operating - net	(243)	
	(36,951)	430
From shareholders'		
. Integralization of capital	1	1
Other sources		
. Noncurrent loans	186,241	92
. Decrease in noncurrent assets	22,181	45,745
. Other	79	
	208,501	45,837
TOTAL SOURCES	171,551	46,268
APPLICATION OF FUNDS		
Additions to permanent assets		
Investments	955	45,745
Property, plant and equipment	54,610	
Deferred charges	8,662	
	64,227	45,745
Increase in noncurrent assets	33,890	18,928
Distribution of dividends	4,253	
Decrease in noncurrent loans	20,886	
Other	20	
TOTAL APPLICATIONS	123,276	64,673
Effect on working capital due to the spin-off of Cia Suzano de Papel e Celulose and subsidiaries mergers	(446,458)	(16,152)
INCREASE (DECREASE) IN WORKING CAPITAL	494,733	(2,253)
CHANGES IN WORKING CAPITAL:		
Current assets	764,185	12,275
Current liabilities	269,452	14,528

See the accompanying notes to the financial statements.

(in thousands of Reais - R$)

1 - Operations

The Company was formed on September 25, 2001 for the purpose of holding equity interests in several petrochemical companies.

2 - Corporate aspects

The Management Board Meeting of November 13, 2001 approved the transfer to Suzano Petroquímica S.A. of the net assets related to the petrochemical activities resulting from the partial spin-off of Companhia Suzano Papel e Celulose. The net assets related to the petrochemical activities are comprised of direct and indirect investments in several companies operating in this industry. The valuation of the net assets was based on the carrying amounts stated in the accounting records of Companhia Suzano Papel e Celulose as at October 31, 2001 as described in the Protocol and Justification of Partial Spin-off of Companhia Suzano de Papel e Celulose dated November 13, 2001.

The Extraordinary General Shareholders' Meeting of November 30, 2001 approved the incorporation of the petrochemical net assets resulting from the partial spin-off from Companhia Suzano de Papel e Celulose in accordance with the basis and conditions contained in the aforementioned Protocol and Justification.

The net assets spun-off from Companhia Suzano de Papel e Celulose as at October 31, 2001, supported by an appraisal report issued by an independent appraiser and incorporated into the Suzano Petroquímica S.A., is summarized below:

ASSETS	
Current assets	
Cash and cash equivalents	30,000
Noncurrent Assets	
Related companies	12
Loan - Polipropileno Participações S.A.	9,661
Loan - Petroflex Indústria e Comércio S.A.	22,948
Advance for future capital increase - SPP-Nemo S.A.Industrial e Comercial Exportadora	45,745
	78,366
Permanent assets	
Investments	
Suzano Química Ltda.	599,062
SPP-Nemo S.A. Industrial e Comercial Exportadora	116,689
Goodwill on SPP-Nemo S.A. Industrial e Comercial Exportadora	6,679
	722,430
Property plant and equipment	91
Total assets	830,887
LIABILITIES	
Current liabilities	
Financing investment Petroflex	9,648
Financing investment Politeno	4,201
	13,849
Noncurrent liabilities	
Financing investment Politeno	22,656
Total liabilities	36,505
RESULTING FROM THE SPIN-OFF	794,382

3 - Financial statements

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

Description of significant accounting policies:

Foreign Currency – All assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of earnings;
Marketable securities - are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;
Allowance for doubtful debts - established on a basis considered sufficient to cover possible losses on the realization of accounts receivable;
Inventories - are valued at the lower of average cost of acquisition or production, which does not exceed market value;
Investments - In subsidiaries and affiliates companies were valued using the equity method, and other investments were valued at cost, less any provisions for losses:
Property, plant and equipment - is recorded at acquisition cost, formation or construction cost plus revaluation for certain assets. Depreciation is provided using the straight-line method at rates that take into account the estimated useful lives of the assets;
Deferred charges and goodwill – are recorded at cost and are amortized over a 10 year term; goodwill to amortize is based on future economic benefits and is amortized over a 10 year period;
Income and social contribution taxes - Income tax is calculated at the rate of 25% of adjusted taxable income, less small income relief. Social contribution tax is calculated at the rate of 9% (12% in January 2000) of adjusted book income. Deferred income and social contribution taxes were calculated on accumulated tax losses, on the negative basis for social contribution tax and on temporary differences, and are classified under current assets, non-current assets and non-current liabilities;
Deferred income - refers to non-amortized discounts on acquisition of consolidated companies;
Translation method for foreign subsidiaries - the financial statements of foreign subsidiaries were translated from their domestic currency equivalent using the relevant exchange rate in effect at the balance sheet date. When applicable, accounting practices were adjusted to those of the parent company;
Recognition of inflation effects – The fixed assets and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

4 - Consolidated financial statements

The consolidated financial statements include the financial statements of Suzano Petroquimica S.A. and its direct and indirect subsidiaries, and of the subsidiaries as a group, as shown below:

	Direct and indirect subsidiaries		Joint controlled subsidiaries	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%		
Suzanopar Petroquímica Ltd.	100.00%	100.00%		
Polibrasil Participações S.A.			50.00%	50.00%
Polipropileno S.A.			97.32%	96.75%
Polibrasil Resinas S.A.			100.00%	100.00%
Polibrasil Compostos S.A.			100.00%	100.00%
Norcom Compostos Termoplásticos do NE S.A.			100.00%	100.00%
Polipropileno Participações S.A.	75.21%	70.68%		
Nordeste Química S.A.- Norquisa			8.90%	10.93%
Copene-Petroquímica do Nordeste S.A.			58.41%	23.06%
Petroflex Indústria e Comércio S.A.			20.14%	20.12%
Rio Polímeros S.A.			33.33%	33.33%
SPP- Nemo S.A. Industrial e Comercial Exportadora	100.00%	100.00%		
Politeno Indústria e Comércio S.A.			35.00%	30.71%
Politeno Empreendimentos Ltda.			99.99%	99.99%
Nordeste Química S.A.- Norquisa			12.47%	11.11%

Description of main consolidation procedures:

a) Elimination of inter company assets and liabilities account balances;

b) Elimination of investment in the subsidiaries' capital, reserves and appropriated retained earnings;

c) Elimination of inter company income and expense balances and unearned income arising from inter company transactions;

d) Identification of minority interests in the consolidated financial statements;

e) For the joint ventures, the elements making up their financial statements were grouped and eliminated (if applicable) from the consolidated financial statements in proportion to the parent company's interest.

A reconciliation of the loss for the year and shareholders' equity is presented below:

	Loss for the year	shareholders' equity
Consolidated	(47,118)	740,586
Adjustments in shareholders' equity of subsidiaries/ affiliates and others	(683)	
Parent company	(47,801)	740,586

5 - Trade accounts receivable - Consolidated

Domestic customers	167,331
Foreign customers	34,300
Advance on exchange contracts	(43,162)
Allowance for doubtful debts	(12,508)
	145,961

6 - Inventories - Consolidated

Finished goods	72,863
Work-in-progress	673
Raw materials	28,873
Maintenance and miscellaneous materials	26,764
	129,173

7 - Deferred taxes

Deferred taxes were computed, mainly by subsidiaries, on temporary differences between the tax base for assets and liabilities and their respective financial statement values, tax losses carried forward and negative social contribution bases, calculated in accordance with Brazilian laws and regulations

The main components of the deferred tax balances are presented below:

	SuzanoSPP-Química Ltda.	Nemo S.A. Indl. Coml. Exp.	Norquisa/ Copene	Polibrasil Participações S.A.	Total
Tax losses carried forward	6,735	26,764	3,890	7,434	44,823
Goodwill amortization			1,764		1,764
Provision for contingencies			4,671	4,702	9,373
Pension fund			1,975		1,975
Others			174		174
	6,735	26,764	12,474	12,136	58,109

8 - Investments

Subsidiaries	Parent company Suzano Química Ltda.	SPP-NEMO S.A. Indl.Coml. Exp.	Total
Base date of the financial statements	31.12.01	31.12.01	
Ownership Interest	100.00%	100.00%	
Shareholders' equity	542,345	164,925	
Investment balance at spin-off date	599,062	116,689	715,751
Subscription		45,745	
Prior year adjustments - pension fund	(5,592)	(405)	
Equity interest	(51,125)	2,896	(48,229)
December 31, 2001	542,345	164,925	707,270
Goodwill		6,679	6,679
TOTAL	542,345	171,604	713,949

	Consolidated
Investments valued at cost	
Petroquimica União S.A.	33,385
Other	21,353
	54,738

All related party financial statements were based on December 31, 2001 balances and examined by other independent auditors.

The consolidated statements of income and of changes in financial position refer to the period between the balance sheets dates that served for the merger by spin-off of Compania Suzano de Papel e Celulose and the year end financial statements, as presented below:

	Period	
Suzano Quimica Ltda.	01.11.01	31.12.01
Polibrasil Participações S.A.	01.10.01	31.12.01
Petroflex Indústria e Comércio S.A.	01.10.01	31.12.01
Polipropileno Participações S.A.	01.10.01	31.12.01
Rio Polímeros S.A.	01.11.01	31.12.01
Suzanopar Petroquimica Ltd.	01.11.01	31.12.01
SPP-NEMO S.A. Indl. Coml. Exportadora	01.11.01	31.12.01
Politeno Indústria e Comércio S.A.	01.10.01	31.12.01

For a better presentation of direct controlled subsidiaries Suzano Química S.A and SPP-NEMO S.A. Industrial e Comercial Exportadora, the changes of these investments and the financial statements of the related companies for the last 2 years, are presented below:

SUZANO PETROQUIMICA S.A.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of Reais - R$)

Statement of investments in subsidiaries

	SUZANO QUIMICA LTDA.					SPP-NEMO S.A. Indl. Coml. Exp.
	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Rio Polímeros S.A.	Suzanopar Petroquimica Ltd.	Politeno Indústria e Comércio S.A.
a) Ownership interest						
December 31, 2000						
voting capital	50.00%	20.14%	75.21%			35.00%
total capital	50.00%	20.12%	70.68%			30.71%
December 31, 2001						
voting capital	50.00%	20.14%	75.21%	33.33%	100.00%	35.00%
total capital	50.00%	20.12%	70.68%	33.33%	100.00%	30.71%
b) Information on subsidiaries/affiliates						
Adjusted shareholders' equity	282,269	101,215	35,688		290,187	381,892
Adjusted results for the period	16,724	10,979	(5,156)		237	47,240
c) Investments						
January 1st, 2000	108,903	26,336	28,260			
Purchase and subscriptions				17,544		114,233
Discount (goodwill)						15,695
Dividends						(6,997)
Equity interest	15,317	(3,320)	3,221			3,472
December 31, 2000	124,220	23,016	31,481	17,544	-	126,403
Purchase and subscriptions	9,796			49,002	378,994	
Investment Reduction					(35,180)	
Dividends						(13,232)
Prior Year Adjustments		(4,787)	(804)			(405)
Equity interest	7,118	2,135	(5,451)		(53,527)	21,484
December 31, 2001	141,134	20,364	25,226	66,546	290,287	134,250
Stock Market Price at BOVESPA (in thousand shares)						
31/12/2001 - PNA		100.00				
26/12/2001 - PN			1.30			
06/07/2001 - ON						4.00
26/12/2001 - PNA						10.50
26/12/2001 - PNB						7.05

SUZANO PETROQUIMICA S.A.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of Reais - R$)

The balance sheets and statements of income of the main subsidiaries and affiliates are shown below:

	Polibrasil Participações		Petroflex		*Polipropileno* Participações		Rio Polimeros		Politeno		Suzanopar *Petroquimica* Ltd.
	consolidated		consolidated		consolidated		pré-operational		consolidated		
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001
Assets											
Current assets	269,113	205,688	213,218	228,122	135,821	137,006	30,029	12,438	394,623	361,180	290,319
Cash and cash equivalents	36,920	52,478	60,420	139,488	42,939	80,753	27,428	11,865	67,832	129,296	290,152
Trade accounts receivable	95,181	66,359	64,528	(7,780)	31,290	25,314			159,173	137,631	
Inventories	104,214	66,798	74,422	76,522	32,044	17,857			88,414	52,364	
Deferred taxes	24,648	14,806	9,014	16,516	24,555	5,334	2,595		67,830	29,304	
Other assets	8,150	5,247	4,834	3,376	4,993	7,748	6	573	11,374	12,585	167
Noncurrent assets	21,326	19,211	10,387	17,500	41,046	33,869	987	2,899	56,741	50,899	
Related companies					9,755	4,864			9,918	4,812	
Deferred taxes	21,085	18,970	5,068	8,571	18,080	16,099			19,635	17,621	
Other assets	241	241	5,319	8,929	13,211	12,906	987	2,899	27,188	28,466	
Permanent assets	381,964	298,435	288,551	285,607	434,388	245,733	217,017	37,605	585,412	407,839	
Investments	83,845	86,198	4,398	4,472	12,555	11,364			18,594	17,378	
Property, plant and equipment	222,188	141,218	284,153	280,669	262,013	215,224	153,041	13,637	400,873	362,102	
Deferred charges	75,931	71,019		466	159,820	19,145	63,976	23,968	165,945	28,359	
Total	672,403	523,334	512,156	531,229	611,255	416,608	248,033	52,942	1,036,776	819,918	290,319
Liabilities and shareholders'equity											
Current liabilities	112,774	103,549	160,230	193,762	105,599	58,510	36,869	310	155,485	122,492	32
Loans	38,142	46,028	87,675	138,138	49,720	39,649			62,139	45,758	
Other liabilities	74,632	57,521	72,555	55,624	55,879	18,861	36,869	310	93,346	76,734	32
Noncurrent liabilities	241,894	136,568	250,711	223,070	262,514	118,073	11,525		275,363	139,594	
Loans	186,953	108,426	109,880	120,975	237,571	102,927			253,240	122,473	
Other liabilities	54,941	28,142	140,831	102,095	24,943	15,146	11,525		22,123	17,121	
Deferred income	25,165	25,165			1,798	2,224			1,828	2,261	
Minority interests	10,301	9,612			205,656	193,263			209,099	196,499	
Shareholders' equity	282,269	248,440	101,215	114,397	35,688	44,538	199,639	52,632	395,001	359,072	290,287
Total	672,403	523,334	512,156	531,229	611,255	416,608	248,033	52,942	1,036,776	819,918	290,319
Statements of income											
Net sales and services	714,674	649,037	654,678	572,327	359,955	316,696			983,860	928,013	
Cost of products sold	(598,671)	(527,389)	(539,945)	(490,522)	(303,273)	(257,630)			(783,882)	(720,334)	
Gross profit	116,003	121,648	114,733	81,805	56,682	59,066			199,978	207,679	
Operating expenses	(64,259)	(52,015)	(37,113)	(49,964)	(20,949)	(17,337)			(78,921)	(57,404)	(33)
Financial - net	(26,127)	(20,968)	(61,866)	(48,452)	(39,476)	(10,411)			(43,687)	(13,736)	270
Equity interest in affiliates					504	(471)			513	(883)	
Operating income (loss)	25,617	48,665	15,754	(16,611)	(3,239)	30,847			77,883	135,656	237
Nonoperating income (expense)	134	(40)	1,936	(2,447)	(1,283)	37			(1,291)	(2,773)	
Income tax	(8,466)	(17,381)	(5,419)		(2,020)	(8,013)			(27,366)	(41,382)	
Employee profit sharing scheme			(1,292)		(172)	(1,005)			(3,571)	(3,486)	
Minority interest	(561)	(1,073)			1,558	(19,839)			1,584	(19,316)	
Net income (loss) for the year	16,724	30,171	10,979	(19,058)	(5,156)	2,027			47,239	68,699	237

Related companies

Parent company	**Assets**		
	Current	**Noncurrent**	
	Other debtors	**loans**	**Advance for future capital increase**
With consolidated companies:			
Suzano Química Ltda.		12	15,520
Polipropileno Participações S.A.		12,359	
Petroflex Indústria e Comércio S.A.		23,658	
total		36,029	15,520
With non-consolidated companies:			
Cia. Suzano de Papel e Celulose (1)	284		
TOTAL	284	36,029	15,520

(1) The amount is related to the cash balance transferred in the spin-off Cia Suzano de Papel e Celulose.

Principal loans made to affiliated companies
Polipropileno Participações S.A. - R$ 12,359 – interest of 1% ao mês + IGPM.
Petroflex Indústria e Comércio S.A. - R$ 23,658 – interest equal to 110% of the interbank deposit rate (CDI/CETIP).

Consolidated

		Assets	**Liabilities**
	Current	Noncurrent	Current
	Trade accounts receivable	Loans	Accounts payable
Parent company with non-consolidated companies	284		
Non-consolidated portion of afilliates			
Petroflex Indústria e Comércio S.A.		14,138	
Related parties in consolidated of afilliates		13,126	23,465
TOTAL	284	27,264	23,465

9 - Property, plant and equipment

	Average annual depreciation rate	Consolidated	Parent company
Buildings	3.3% a 4%	100,334	
Machinery and equipment	3.33% a 20%	758,940	
Other fixed assets	10% a 20%	21,039	91
		880,313	91
Accumulated depreciation		(470,704)	(2)
		409,609	89
Construction-in-progress		164,884	
Land		19,865	
Other fixed assets		23,266	
		617,624	89

10 – Deferred charges – Consolidated

	Technology	Pre-operating expenses	Goodwill	Other	Amorti-zation	Total
Polibrasil Participações S.A.	43,657	32,808	7,057	1,939	(40,438)	45,023
Polipropileno Participações S.A.		135,685	135,859		(111,724)	159,820
Politeno Indústria e Comércio S.A.		66,555	46,947		(57,102)	56,400
Rio Polímeros S.A.		21,325				21,325
Suzano Petroquímica S.A.			6,679			6,679
	43,657	256,373	196,542	1,939	(209,264)	289,247

11 – Loans

	Consolidated	Parent company		
	total	Current	Noncurrent	total
Investment financing	36,960	14,212	22,748	36,960
BNDES	24,451			
FINAME	2,011			
Debentures	89,845			
Foreign currency loans	265,187			
Other	165,279			
	583,733	14,212	22,748	36,960
Current assets	121,761	14,212		
Noncurrent assets	461,972		22,748	

The Company's principal loans and financing were contracted under the following terms and conditions:

POLIPROPILENO PARTICIPAÇÕES S.A. / NORQUISA / COPENE

Local currency – R$ 67,768 - fixed interest rate from 3% to 11% p.a. + price level restated.

Foreign currency – R$ 126,830 – variable interest rate from 0.625% to 4.85% p.a. over LIBOR and fixed interest rate from 7.91% to 10.875% p.a.;

Foreign securities – Eurobonds – R$ 38,043 – foreign exchange variation + interest of 9% p.a.

Debentures – R$ 54,636 – 1st series –110% of CDI interest with semi annual installments beggining April, 2002 – 2nd series- IGPM + 13.25% p.a. income with annual installments beginning October, 2002. Both series mature by October 1st, 2006.

Non-current financing and loans mature as follows:

		Consolidated	Parent Company
2003		78,299	5,687
2004		81,796	5,687
2005		70,826	5,687
2006	onwards	231,051	5,687
		461,972	22,748

12 – Shareholders' equity

Capital comprises 221.195.380 shares without par value, 97.375.446 common shares with voting rights and 123.819.934 preferred shares with no voting rights.
Until the registration as a public held company at the Securities and Exchange Commission (CVM) is obtained, the company's shares are traded together with the shares of Companhia Suzano de Papel e Celulose. Each share of Companhia Suzano de Papel e Celulose entitles the owner of receiving one share of the same type.
The Company's by-law establish a minimum dividend of 25%, calculated on adjusted net income for the year and the formation of a special reserve for the future increase in capital, amounting to 90% of the remaining value after the appropriation to the legal reserve and allocation of dividends, with the result of adequately securing operations and guaranteeing the continued distribution of dividends.

13 – PRIOR YEARS ADJUSTMENTS – Pension Plan (CVM 371)

As required by Deliberation CVM n° 371, that approved Ibracon's NPC 26 – "accounting of employees benefits", the joint venture sponsor by Petrobras Social Security Fund – PETROS – have chosen to record on the year ending 2001 the actuarial deficit of the pension plan on accumulated losses denominated "Prior Year Adjustment – Pension Plan".

14 - Financial instruments

The estimated market value of financial instruments included in the balance sheets at December 31, 2000 and what they represent differently in the financial statements are as follows:

Parent company and consolidated

	Account balance	Market value
Loans and financing:		
in local currency	36,960	33,025

By December 31, 2001, Copene had swap contracts on the amount of US$ 92 million maturing between October 28 and December 23, 2001, with the objective of reducing the impact of eventual national currency devaluation over liabilities and obligations in dollars.

15 – Insurance coverage

It is the policy of the Company and its subsidiaries to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, according to the advice of their insurance consultants.

16 – Contingent Liabilities

Guarantees provided by the Company to its subsidiaries as at December 31, 2001, due to the spin off of Companhia Suzano de Papel e Celulose, are as follows (in process of regularization).

Petroflex Indústria e Comércio S.A.	
BNDES	11,638
Banco do Brasil - privatization Coperbo	3,326
	14,964
Politeno Indústria e Comércio S.A.	
IFC - plant modernization	4,758
Polibrasil Resinas S.A.	
Credit Line FMO	36,025
BNDES	13,038
	49,063
sub- total	68,785

Guarantees provided by Suzano Petroquimica, after the spin-off.

Rio Polímeros S.A.	
Banco do Brasil	55,607
Total	124,392

SUZANO PETROQUÍMICA S/A
PUBLICLY HELD COMPANY
CNPJ/MF N°. 04.705.090/0001-77

MANAGEMENT REPORT

In the Relevant Fact widely released on September 26, 2001, the Board of Directors of **COMPANHIA SUZANO DE PAPEL E CELULOSE** informed the market that studies were being carried out regarding the convenience and opportunity of unifying into an independent company, organized as a publicly held company , the interest held in companies that operated in the petrochemical industry. The main objective of segregating the pulp and paper business from the interest in companies of the petrochemical sector was to achieve greater flexibility and management autonomy for each of Suzano's activities, and grant greater transparency to the conduction of business, thus allowing a better understanding on the part of the investors and the market in general, according to corporate governance principles.
In order to expedite the implementation of the decision to be made, on September 25, 2001, NemoFeffer S/A, the controlling shareholder of Companhia Suzano de Papel e Celulose, held a General Meeting and created a Company named Suzano Petroquímica S/A, in order to transfer to this company part of the assets of Companhia Suzano de Papel e Celulose represented by its interest in companies of the petrochemical industry.
Thus, in the General Meeting held on November 30, 2001, the shareholders of Companhia Suzano de Papel e Celulose approved its partial spin-off and the merger of the spun-off part of the assets by Suzano Petroquímica S/A; this merger was approved in a General Meeting on the same date, by increasing its Capital Stock to R$ 794.382.910,44, with NemoFeffer S/A holding 99.99% of its voting capital.
Once the process was concluded, the Company became the holder, through companies wholly-owned by SPP-Nemo S/A Industrial e Comercial Exportadora and Suzano Química Ltda., of the following interest in the total capital of the companies below:

Through SPP-Nemo S/A Industrial e Comercial Exportadora	
Politeno Indústria e Comércio S/A............	30.7%
Through Suzano Química Ltda.	
Polipropileno Participações S/A.	70.7%
Polibrasil Participações S/A	50.0%
Petroflex Indústria e Comércio S/A	20.1%
Rio Polímeros S/A	33.3%
Suzanopar Petroquímica Ltd.	100.0%

STRATEGIC POSITIONING
Suzano Petroquímica is implementing two important projects that will definitely place it on the forefront as one of the most important groups operating in the petrochemical field in the country, and constitute a solid basis for its continuous growth in the industry. Both the Gas-Chemical Complex in Rio de Janeiro, conducted by Rio Polímeros S/A, and the new polypropylene plant in Mauá (São Paulo) of Polibrasil Resinas S/A are extremely attractive

due to their utilization of competitive raw-materials, scale production, modern process technology and a privileged location in relation to the major Brazilian consumer market, the Southeast region. These two projects are being carried out through partnerships established by the Company with important national and international petrochemical groups, aiming at the shared and optimized management of the business. After the implementation of these projects, the capacity of the affiliates of Suzano Petroquímica will have an increase of 715 thousand tons/year, reaching the manufacture of 1,865 thousand tons/year of petrochemical products. The chart below shows the products and installed production capacities of the petrochemical companies that are affiliates of Suzano Petroquímica.

In thousand tons/year	POLIBRASIL (*)	POLITENO	PETROFLEX	RIO (**) POLÍMEROS	TOTAL CAPACITY
Polyethylene		340		540	880
Polypropylene	625				625
Elastomers			360		360
TOTAL	**625**	**340**	**360**	**540**	**1,865**

(*) Includes new project
(**) Project

The Management

SUBSIDIARY/AFFILIATED COMPANIES

During the year 2001, the national petrochemical industry, as well as other industrial segments, suffered the impact of the decrease in the economic activity occurred in the Country, due to the energy-saving program, the increase in the interest rates and exchange instability. According to data published by the Associação Brasileira da Indústria Química – ABIQUIM, (Brazilian Association of the Chemical Industry) between 2000 and 2001 there was a retraction in the domestic demand for thermoplastic resins, which includes polyethylene and polypropylene, among other products, each with its particular pattern of demand behavior. The thermoplastic resins produced by companies affiliated to Suzano Petroquímica are the polyethylene, by Politeno, and the polypropylene by Polibrasil Resinas. In 2001, while there was a retraction in the national demand for polyethylene, following the global trend for thermoplastic resins, there was an increase in the polypropylene demand, in comparison with the previous year. Another petrochemical segment where an affiliate of Suzano Petroquímica operates is that of synthetic rubbers, through Petroflex which also suffered a decrease in demand in 2001.

The international petrochemical market was also unfavorable to the activities of the industry, due to the high surplus of petrochemical products in the world and the decrease in demand in the main world markets. This scenario was further aggravated by the crisis in Argentina, an important business partner to Brazil, and by the terrorist attacks suffered by the USA on September 11, 2001 that extended the slowdown in the economy already experienced by that country. Within this context, the increased competitiveness of Brazilian products arising from the exchange devaluation, occurred in 2001, was not sufficient to stimulate the growth in the exports of petrochemical products in the period.

Despite this unfavorable conjuncture, the petrochemical companies affiliated to the Company engaged in a great effort to overcome the adverse scenario shown in 2001, and achieved a good performance during the period.

SPP-Nemo S/A Industrial e Comercial Exportadora
Politeno Indústria e Comércio S.A.

Located in Camaçari (BA) with a production capacity of 340 thousand tons/year, Politeno manufactures low density (PEBD), low density linear (PELBD) and high density (PEAD) polyethylenes used for the manufacture of bags, packaging films, containers, bottles, kitchenware and household items, in addition to the copolymer of ethylene-vinyl acetate (EVA), used for the manufacture of foam rubber for shoe soles and adhesives.

In 2001 there was very strong competition in the domestic polyethylene market, due to the weak internal demand for this resin, and the pressure of imported products caused by surplus inventories of the product worldwide. Another factor that contributed to the difficulties in the polyethylene market in 2001 was the crisis in Argentina, one of the major markets for domestic exporters of the resin, among which Politeno, that was forced to stop its exports to that country in the second semester of 2001, due to the increasing deterioration of the economic situation there. The company pursued other business alternatives that would meet its interests and, in spite of the retraction in the national demand, and all the conditions that were adverse to the accomplishment of business in the period, it managed to maintain a level of sales in 2001 equivalent to that of the previous year, without overly compromising the margins recorded for the fiscal year.

Politeno had gross sales of R$ 849,7 million in 2001 recording net income of R$ 48,4 million. The company distributed interim dividends for 2001 in the amount of R$ 15 million.

For the second consecutive year Politeno received recognition for its efforts in quality-related programs and was again shortlisted for the National Quality Prize (PNQ).

Suzano Química Ltda.
Rio Polímeros S.A.

Rio Polímeros is building the Gas-Chemical Complex of Rio de Janeiro near the Refinaria Duque de Caxias - REDUC, in the Municipality of Duque de Caxias (RJ); this comprises an ethane and propane pyrolisys unit – fractions of natural gas - to be extracted from natural gas, which will supply the polyethylene plant, with an installed production capacity of 520,000 tons/year of ethane and a high density (PEAD) low density (PEBD) and low density linear polyethylenes (PELBD) plants, with total installed manufacturing capacity of 540 thousand tons/year of polyethylenes. Its commercial operation is scheduled for the beginning of 2005 and it will be an important economic and development driver for the State of Rio de Janeiro.

The Gas-Chemical Complex of Rio de Janeiro will be a pioneer in Brazil in the use of natural gas fractions as raw material for the production of ethane, a basic product used in the petrochemical industry for the production of polyethylene, and it will be also the first integrated petrochemical project of the country having ethane and polyethylene plants located in the same area.

A total investment of US$ 1,080 billion is planned, of which US$ 650 million should come from credit facilities granted by the BNDES, by the Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "*Istituto per I Servizi Assicurativi del Commercio Estero*" ("SACE"), an Italian export credit agency. The remaining US$ 430 million shall be invested by the shareholders of Suzano Química Ltda., União de Indústrias Petroquímicas S/A – Unipar, Petrobras Química S/A – Petroquisa and BNDES Participações S/A – BNDESPAR. Capital funding by the Rio Polímeros shareholders shall be proportional to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.

Some of the contracts for this project have already been signed, such as: (i) the engineering, construction and erection contract with the ABB Lummus/Snamprogetti Consortium; (ii) the

ethane and propane supply agreement with Petrobras; (iii) the technology licensing agreement with Unipol® for production of polyethylene with Univation Technologies; and (iv) the documents that govern the corporate relations among the Rio Polímeros shareholders.

The list of documents required for implementation of the project was complemented by the signature of two major contracts in 2001: (1) the contract for the export of polyethylenes to the American trading company Vinmar that will buy 150 thousand tons/year of polyethylenes in the four first years of operation of Rio Polímeros, and 100 thousand tons/year in the six years following. This contract is considered by foreign lenders as an important hedge mechanism for the project, since it will generate revenues in dollars; and 2) the agreement for rendering packaging and shipping services with the Belgium company Katoen Natie, with large experience in similar operations in the international and Brazilian petrochemical industry.

During 2001 the structuring of the loan package for funding the Rio Polímeros venture was completed, a significant advance for the accomplishment of this project. The contracts and agreements required for release of the funds were prepared and discussed and on October 26, 2001, the loan agreements, the documents whereby the shareholders commit themselves to provide their part in the investment, and all other documents related to the procedures for release of funds, loan amortization and financial management of Rio Polímeros for the duration of the loan were properly executed. Lenders and investors should release the first installment of the funds in February 2002.

Relying on the actual progress already obtained in the project activities, the Rio Polímeros shareholders authorized the execution of various civil engineering services and site preparation; earthmoving work has already been completed in the area were the new plants of Rio Polímeros will be located. On November 15, 2001, the ABB Lummus/Snamprogetti Consortium was authorized to actually begin execution of the project and within forty (40) months as from that date, they should deliver the manufacturing plants, already operative, to Rio Polímeros.

In addition to the engineering work and earthmoving services, all other expenditures incurred, up to the end of 2001, were borne by and paid with the shareholders own capital, representing an investment in an amount equivalent to US$ 94.2 million, of which US$ 31.4 million correspond to the amount paid by Suzano Química.

Suzano Química Ltda.

Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.

Polibrasil Resinas manufactures polypropylene resins in three industrial units located in Duque de Caxias (RJ), Mauá (SP) and Camaçari (BA), with a total installed production capacity of 450 thousand tons/year. Polypropylene is largely used to make kitchenware and household items, parts for the car-making industry and household appliances, in addition to packaging for the food, cosmetic and pharmaceutical industry. Furthermore, Polibrasil Resinas has a wholly-owned subsidiary, Polibrasil Compostos S/A, with installed production capacity of 24 thousand tons/year of polypropylene compounds, used in large scale by the car-making industry for making bumpers, internal dashboards and other items.

Among the thermoplastic resins, polypropylene was one of the few products for which there was an increase in the internal demand in 2001 compared to the year 2000. The segments that had a more significant growth in 2001 were that of packaging films for the food and tobacco industry and plastic injection for kitchenware and household items. It should be highlighted that in the segment of household items the market replaced with domestic products, the imported polypropylene items, mainly originated from the Asian countries, as a reaction to the devaluation of the Real.

In the external market, the retraction of the American economy had a domino effect on the international petrochemical industry, increasing inventories worldwide and pushing down the prices for the resin. Despite the highly competitive international market, Polibrasil was able to maintain, in 2001, a level of export sales equivalent to that of the previous year.

The gross sales of Polibrasil Resinas were R$ 908,1 million in 2001 recording net income of R$ 21,6 million.

The company is building a new polypropylene production unit in Mauá (SP), with a production capacity of 300 thousand tons/year, demanding total investments in the order of US$ 215 million; the new plant will use Spheripol® production technology owned by Basell, one of Polibrasil's shareholders, and a leading international company in the production of polypropylene. Raw material for the new plant will be supplied by Petroquímica União S.A. – PQU, and by Petrobras, from its Refinery in Capuava (RECAP), according to long-term supply agreements already executed. For the supply of raw material from RECAP a propane splitter unit is being built in that refinery.

One of the main features of this project, in addition to its world scale production, cutting-edge technology and its location in the major consumer market of the resin, is the fact that half of the raw material is supplied by a petrochemical complex (PQU) and the other half by an oil refinery (RECAP) which places it in an unique situation regarding the safety of supply logistics, allied to economic attractiveness.

All along the year 2001, together with Tecnimont and Promon, the companies contracted to build the new plant and the splitter, Polibrasil made a considerable work effort so that the plant may have its start-up in December 2002, according to the construction schedule.

For making the total investment of US$ 215 million, loans were obtained from BNDES, in the amount of R$ 100 million, and from ABN Amro Bank and FMO, a Dutch export credit agency, in the total amount of US$ 90 million; both loans were approved on the 22nd of May, 2001. During the year 2001, Polibrasil used an amount of approximately R$ 98 million from these credit facilities for development of the engineering design of the new plant and of the splitter.

Suzano Química Ltda.

Petroflex Indústria e Comércio S.A.

Petroflex is the largest manufacturer of synthetic rubber in Latin-America, detaining 78% of the Brazilian market of elastomers. It has three industrial plants located in Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE), with a total installed production capacity of 360 thousand tons/year. Its main product is the styrene-butadiene rubber (SBR) and its main consumers are the manufacturers of pneumatic tires, "camelbacks" (rubber bands for tire recapping) and shoe-makers. The company is increasing its array of products and its activities in other markets, such as the production of polybutadiene rubber (BR), nitrilic rubber (NBR), thermoplastic rubbers (TR), and hydroxylated liquid polybutadiene (PBLH) among other products.

In comparison with the year 2000 there was a decrease of 10% in the domestic demand for synthetic rubber in 2001 due to the same factors previously mentioned that caused the slowdown in the domestic economy during the year. Considering the relevant participation that Petroflex has in the Brazilian market, the retraction in the local demand caused a proportional decrease in the company's domestic sales in 2001. Performance of the external market during the period was not very good either, since the reduction in the economic activity of the United States resulted in a surplus of the product at world level.

Notwithstanding the decrease in the volume of the company's global sales in 2001, the devaluation of the Real contributed to improve the Revenues of Petroflex during the year, because the price of its products tend to accompany the international market where they are

quoted in dollars. Thus, in 2001 Petroflex had gross sales of R$ 768,7 million, recording net income of R$ 11,0 million.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

This is a wholly-owned offshore company, merged by the spin-off Companhia Suzano de Papel e Celulose with investments in foreign currency, which are required to meet the obligations undertaken under the construction projects of Rio Polímeros and of the new unit of Polibrasil.

EQUITY SITUATION

The main investments in the Petrochemical area were:

- Allocation of R$ 31,8 million by Companhia Suzano de Papel e Celulose to Suzano Química during fiscal year 2001 until the date of the spin-off, that were directed to Rio Polímeros. After the spin-off, Suzano Petroquímica made investments through Suzano Química Ltda. of R$ 23,6 million in Polibrasil and R$ 17,2 million in Rio Polímeros.

STOCK MARKET

Since October 2001, the CVM - Comissão de Valores Mobiliários (Brazilian SEC) is analyzing the application for the registration of Suzano Petroquímica S.A. as a publicly owned company. After this registration has been granted the shareholders of Companhia Suzano de Papel e Celulose shall receive shares of Suzano Petroquímica of the same type and class, and in the same proportion of their shares in Companhia Suzano de Papel e Celulose.

SUZANO PETROQUÍMICA S.A.
OPINION OF THE AUDIT COMMITTEE

To the

Shareholders of

SUZANO PETROQUÍMICA S.A.

The members of the AUDIT COMMITTEE of Suzano Petroquímica S/A, in a meeting held on this date and exercising the legal and statutory authority conferred upon them, have reviewed the Annual Management Report, the financial statements and consolidated financial statements for the fiscal year ended on December 31, 2001, together with Opinion issued by the Independent Accountants, "KPMG Auditores Independentes", dated January 31, 2002, stating that these documents are compliant with the legal requirements applicable and giving favorable recommendation for their approval. São Paulo, February 5, 2002. Luiz Augusto Marques Paes. Rubens Barletta. Mário Fernando Engelke.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

16 17 18

The Register in CVM does not mean any examination on the company, being its managers responsible by truthfulness of these information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9060	3037-9061	3037-9070	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3814-8326	3037-9076		

15-E-MAIL
amagon@suzano.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence to Company)

1-NAME
Adhemar Magon

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6-UF
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9060	3037-9061	3037-9070	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3814-8326	3037-9076	

16-E-Mail
amagon@suzano.com.br

01.04 – REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2002	12/31/2002	1	01/01/2002	03/31/2002	4	10/01/2001	12/31/2001

9- AUDITOR NAME	10 –CVM CODE
KPMG – Auditores Independentes	00063-9
11 – NAME OF THE RESPONSABLE THECHNICIAN	12 – GTR RESPONSABLE [illegible]
José Luiz Ribeiro de Carvalho	

02 JUN 17 AM 11: 16

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2002
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 03/31/2002	2-PRIOR QUARTER 12/31/2001	3-SAME QUARTER OF LAST YEAR - 03/31/2001
PAID CAPITAL			
COMMON	97,375	97,375	0
PREFERRED	123,820	127,820	0
TOTAL	221,195	221,195	0
TREASURY SHARES			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S CHARACTERISTICS

1-TYPE OF COMPANY: *COMMERCIAL AND INDUSTRIAL COMPANY AND OTHERS*
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL PRIVATE NATIONAL
4-ACTIVITY CODE 1170000 - PARTICIPATION AND ANY CORPORATION
5-MAIN ACTIVITY PARTICIPATION AS A PARTNER OF ANY CORPORATION
6-CONSOLIDATED (YES/NO) NO
7-TYPE OF ACCOUNTANTS' REVIEW REPORT WITHOUT EXCEPTION

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-NAME

01.08 - DIVIDENDS DETERMINED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-REVENUE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE

01.09 - PAD-IN CAPITAL STOCK AND ALTERATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
04/29/2002	

(1) EOGM – Extraordinary and Ordinary General Meetings
(A FREE TRANSLATION OF THE ORIGINAL FORMS IN PORTUGUESE SUBMITTED TO CVM WHICH HAD SOME FIGURES IN THE BALANCE SHEET ONDENSED).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2002	4- 12/31/2001
1	TOTAL ASSETS	791,292	777,862
1.01	CURRENT ASSETS	12,134	11,991
1.01.01	AVAILABILITIES	11,710	11,981
1.01.01.01	CASH AND CASH EQUIVALENTS	7	7
1.01.01.02	MARKETABLE SECURITIES	11,703	11,974
1.01.02	DEBTORS	6	10
1.01.02.01	BILLS RECEIVABLE	6	10
1.01.02.02	DIVIDENDS RECEIVABLE	0	0
1.01.02.03	OTHER DEBTORS	0	0
1.01.03	INVENTORIES	0	0
1.01.03.01	FINISHED GOODS	0	0
1.01.03.02	WORK-IN-PROGRESS PRODUCTS	0	0
1.01.03.03	RAW MATERIALS	0	0
1.01.03.04	MAINTENANCE AND MISCELLANEOUS MATERIALS AND OTHERS	0	0
1.01.04	OTHERS	418	0
1.01.04.01	DEFERRED TAX AND RECOVERABLE	418	0
1.01.04.02	ANTICIPATED EXPENSES	0	0
1.02	LONG TERM ASSETS	49,782	51,833
1.02.01	ACCOUNTS RECEIVABLE	0	0
1.02.01.01	DEFERRED INCOME TAX	0	0
1.02.02	LOANS WITH RELATED COMPANIES	49,782	51,833
1.02.02.01	LOANS WITH AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS WITH SUBSIDIARIES	16,192	15,532
1.02.02.03	LOANS WITH OTHER RELATED COMPANIES	33,590	36,301
1.02.03	OTHERS	0	0
1.02.03.01	FISCAL INCENTIVE DEPOSITS	0	0
1.02.03.02	OTHERS	0	0
1.03	PERMANENT ASSETS	729,376	714,038
1.03.01	INVESTMENTS	729,291	713,949
1.03.01.01	IN AFFILIATED COMPANIES		
1.03.01.02	IN SUBSIDIARIES	722,779	707,270
1.03.01.02.01	SUZANO QUÍMICA LTDA.	549,693	542,345
1.03.01.02.02	SPP-NEMO S/A INDL. E COML. EXP.	173,086	164,925
1.03.01.03	OTHER INVESTMENTS	6,512	6,679
1.03.01.03.01	UNAMORTIZED GOODWILL (DISCOUNT)	6,512	6,679
1.03.02	PROPERTY,PLANT AND EQUIPMENT	85	89
1.03.02.01	OTHER ASSETS	85	89

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2002	4- 12/31/2001
2	TOTAL LIABILITIES	791,292	777,862
2.01	CURRENT LIABILITIES	15,290	14,528
2.01.01	LOANS AND FINANCINGS	14,913	14,212
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES, RATES AND CONTRIBUTIONS	104	0
2.01.04.01	TAXES PAYABLE	104	0
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	9	208
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	9	208
2.01.06.02	PROVISION FOR CONTINGENCIES	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	8	0
2.01.07.01	RELATED COMPANIES	8	0
2.01.08	OTHERS	256	108
2.01.08.01	REMUNERATION AND BURDENS PAYABLE	229	108
2.01.08.02	ACCOUNTS PAYABLE	27	0
2.02	LONG TERM LIABILITIES	20,023	22,748
2.02.01	LOANS AND FINANCINGS	20,023	22,748
2.02.01.01	LOANS AND FINANCINGS	20,023	22,748
2.02.01.02	TO INVESTMENT - BNDES	0	0
2.02.01.03	BNDES	0	0
2.02.01.04	FINAME	0	0
2.02.01.05	FOREIGN CURRENCY	0	0
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.03.01	PROVISIONS FOR CONTINGENCIES	0	0
2.02.04	LOANS FROM RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.02.05.01	DEFERRED INCOME TAX /SOCIAL CONTRIB.	0	0
2.03	FUTURE ACCOUNTING PERIODS RESULTS	0	0
2.05	SHAREHOLDERS' EQUITY	755,979	740,586
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.01.01	ATUALIZED PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.02.01	FISCAL INCENTIVES	0	0
2.05.02.02	TREASURY SHARES ALIENATION	0	0
2.05.02.03	SPECIAL MONET. CORRECTION-LAW 8.200/91	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	0	0
2.05.04	REVENUE RESERVES	0	0
2.05.04.01	LEGAL RESERVE	0	0
2.05.04.02	RESERVE REQUIRED BY COMPANY BYLAWS	0	0
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.05	ACCUMULATED LOSS	(38,404)	(53,797)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME QUARTERLY (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2002 TO 03/31/2002	4- FROM 01/01/2002 TO 03/31/2002	5- FROM / / TO / /	6- FROM / / TO / /
3.01	GROSS REVENUE OF SALES AND/ OR SERVICES	0	0		
3.02	DEDUCTION OF GROSS REVENUE	0	0		
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0		
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0		
3.05	GROSS PROFIT	0	0		
3.06	OPERATING EXPENSES/REVENUES	15,738	15,738		
3.06.01	SALES EXPENSES	0	0		
3. 06.01.01	COMMERCIAL EXPENSES	0	0		
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(819)	(819)		
3.06.02.01	GENERAL AND ADMINISTRATIVE	(819)	(819)		
3.06.02.02	DIRECTORS FEES	0	0		
3.06.03	FINANCIAL	1,215	1,215		
3.06.03.01	FINANCIAL REVENUES	1,983	1,983		
3.06.03.02	FINANCIAL EXPENSES	(768)	(768)		
3.06.04	OTHER OPERATING REVENUES	0	0		
3.06.05	OTHER OPERATING EXPENSES	0	0		
3.06.05.01	EXCHANGE RATE VARIATION	0	0		
3.06.06	EQUITY INTEREST INCOME	15,342	15,342		
3.07	OPERATING INCOME	15,738	15,738		
3.08	NON OPERATING INCOME	0	0		
3.08.01	REVENUES	0	0		
3.08.02	EXPENSES	0	0		
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	15,738	15,738		
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(9)	(9)		
3.11	DEFERRED INCOME TAX	0	0		
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	(336)	(336)		
3.12.01	PROFIT SHARING	(336)	(336)		
3.12.01.01	EMPLOYEES	(336)	(336)		
3.12.02	CONTRIBUTIONS	0	0		
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0		
3.15	INCOME/LOSS FOR THE PERIOD	15,393	15,393		
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195		
	INCOME PER SHARE - R$	0.06959	0.06959		
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 – EXPLANATORY NOTES

(In thousands of reais)

1 – Financial Statements

The interim financial information for the three-month period ended March 31, 2002 were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM), applying the same accounting practices used for the preparation of the financial statements for the year-ended December 31, 2001.

Considering the fact that the Company was created on September 25, 2001, the statement of income and statement of changes in financial positions for the period-ended March 31, 2001 are not being presented.

2 – Main balance sheet accounts

	March 31, 2002	December 31, 2001
Property, plant and equipment		
Cost	92	91
Accumulated depreciation	(7)	(2)
	85	89

Loans and financing

	Index	Interest	March 31, 2002 Short-term	March 31, 2002 Long-term	December 31, 2001
Investment financing					
Purchase of privatization shares in:					
Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	4,904	20,023	27,111
Petroflex Indústria e Comércio S.A.	IGPM	4.5% p.a.	10,009		9,849
			14,913	20,023	36,960
The long-term portion of loans and financing mature as follows:					
2003				2,860	5,687
2004				5,721	5,687
2005				5,721	5,687
2006				5,721	5,687
				20,023	22,748

3 – Income and social contributions taxes

Income tax – calculated at the rate of 15% of taxable income, plus an additional 10%.

Social contribution tax – calculated at the rate of 9% of the adjusted taxable income.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

4 – Investments

	Investments		Equity Interest
	March 31, 2002	December 31, 2001	March 31, 2002
Subsidiaries			
Suzano Química Ltda.	549,693	542,345	7,349
SPP- Nemo S.A. Indl. e Coml. Exportadora	173,086	164,925	8,160
	722,779	707,270	15,509
Goodwill	6,512	6,679	(167)
	729,291	713,949	15,342
Investments of subsidiaries			
Suzano Química Ltda.			
Polibrasil Participações S.A.	168,794	141,134	4,072
Petroflex Indústria e Comércio S.A.	20,702	20,364	338
Polipropileno Participações S.A.	26,195	25,226	969
Rio Polímeros S.A.	76,816	66,546	
Suzanopar Petroquímica Ltd.	273,374	290,287	2,010
	565,881	543,557	7,389
SPP- Nemo S.A. Indl. e Coml. Exportadora			
Politeno Indústria e Comércio S.A.	139,642	134,250	8,191

5 – Financial instruments

Following the requirements of the CVM Instruction nr. 235/95, the Company performed an assessment of the market value of its assets and liabilities as of March 31, 2002, concluding that they are adequately presented in the interim financial information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

6 – Guarantees

As of March 31, 2002 and December 31, 2001, guarantees provided to affiliates were as follows:

	March 31, 2002	December 31, 2001
Petroflex Indústria e Comércio S.A.		
BNDES	11,669	11,638
Banco do Brasil - privatization Coperbo	2,747	3,326
	14,416	14,964
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	4,827	4,758
Polibrasil Resinas S.A.		
Credit Line FMO	77,444	36,025
BNDES	15,533	13,038
	92,977	49,063
Rio Polímeros S.A.		
Banco do Brasil	-	55,607
Total	112,220	124,392

7 – Share capital

Capital comprises 221,195,380 shares without par value, 97,375,446 common shares with voting rights and 123,819,934 preferred shares with no voting rights.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 – COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

1st QUARTER 2002

The first quarter of the year passed in an environment of recovery, even though moderate, in the economic activity. According to the specialized institutions, various economic indicators confirmed the upswing in consumption during the period. In this scenario, the petrochemical activity experienced a recovery in the first quarter of 2002, mainly stimulated by the stronger demand and replacement of inventories of large consumers of thermoplastic resins and synthetic rubbers. On the other hand, the crisis that devastates the Argentinean market had an adverse effect on the Brazilian exports of petrochemicals, since Argentina is an important market for these products.
It is expected that the growth of the Brazilian economy will continue at moderate levels this year, in spite of decreasing inflation, the modest reductions in interest rates, the declining trend of the exchange rates and the expectation of better performance of the balance of trade.

If this tendency is confirmed an increase in demand for petrochemical resins may occur, which because they are linked to certain consumer segments, are closely related to the indicators of economic performance. It should be also emphasized that the behavior of demand on the international market indicates that the petrochemical sector may be coming out of the stagnation cycle to enter a growth period, stimulated by the recovery of the North American economy that reflects on the international prices.

PERFORMANCE

Net profit de R$ 15.4 million of Suzano Petroquímica resulted mostly from equity interest in other subsidiary and affiliated companies as described below:

R$ thousand	**% total capital**	**equivalence**
Through SPP-Nemo S/A Industrial e Comercial Exportadora		
Politeno Indústria e Comércio S/A	30.7%	8,191
Through Suzano Química Ltda.		
Polipropileno Participações S/A	70.7%	969
Polibrasil Participações S/A	50.0%	4,072
Petroflex Indústria e Comércio S/A	20.1%	338
Rio Polímeros S/A	33.3%	
Suzanopar Petroquímica Ltd.	100.0%	2,010
Total	-	**15,580**

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SPP-Nemo S/A Industrial e Comercial Exportadora

Politeno Indústria e Comércio S.A.

Copene, Politeno's largest supplier of ethane, which is the main raw material for its production of polyethylene, had a programmed shutdown for expansion of one of its plants during the first quarter, thus reducing supply levels to its customers. As a result, the production of Politeno during the first quarter was down 13% compared to the previous year; however, this did not affect the company's global sales performance, given that Politeno planned this event, and was, therefore, able to record sales of 79.0 thousand tons, down 2% compared to the sales made during the same period last year.

During the first quarter, the competition among national polyethylene producers was very tough, as a result of the weak demand for resins in the domestic market since 2001 and the pressure of imported products. External sales continued sensitive to the Argentinean crisis.

Sales Net Income during the first quarter was R$ 149.8 million, against R$ 156.5 million in the same period of the previous year. Net profit of R$ 13.7 million was down 8.2% compared to the first quarter of 2001. During the quarter Politeno paid complementary dividends referring to fiscal year 2001, in the amount of R$ 8 million.

Suzano Química Ltda.
Rio Polímeros S.A.

The Rio Polímeros project is a partnership between Suzano Química, Unipar-União de Indústrias Petroquímicas S/A, Petroquisa-Petrobras Química S/A and BNDESPAR-BNDES Participações S/A, which is under construction in the Municipality of Duque de Caxias (RJ); it will be the first totally integrated Brazilian petrochemical plant and a pioneer in the utilization of gas fractions as raw material for the production of ethane; it will have an installed capacity 520 thousand tons/year, and will supply a high density (PEAD) and low density linear polyethylene (PELBD) plant, with total installed manufacturing capacity of 540 thousand tons/year of polyethylenes. Its commercial operation is scheduled for the beginning of 2005.
The project engineering and construction works, under the leadership of the consortium formed by ABB Lummus and Snamprogetti are being carried out in accordance with the installation schedule, and pile driving on the job site should begin in the next quarter.

The total estimated investment is US$ 1,080 billion, of which US$ 650 million should come from credit facilities granted by the BNDES, by the Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "Istituto per I Servizi Assicurativi del Commercio Estero" ("SACE"), an Italian export credit agency. The remaining US$ 430 million shall be invested by the shareholders, in proportion to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.

The structuring of the loan package for funding the project was also completed in 2001, and the transaction was closed in February 2002, when the first installment of the loan was released by the lenders. The total expenditure on the Rio Polímeros project during the first quarter amounted to US$ 69 million, of which US$ 56.3 million were funded by the lenders and US$ 12.7 million by the shareholders.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Suzano Química Ltda.
Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.

During the first quarter, the Brazilian market for polypropylene – the product manufactured by Polibrasil Resinas – had a strong demand, mainly due to replacements of inventories by large consumers. In fact, the domestic market has presented a very good level of activity since last year when polypropylene was one of the few resins for which there was an increase in the internal demand. The import market for polypropylene remained stable during the period, despite the low prices of the resin caused mainly because of the Asian products.
Polibrasil had gross sales of 99.6 thousand tons, up about 5% compared to the same period in the previous year, as a result of higher sales volume to the domestic market. Net income on sales in the period was R$ 167.2 million, versus R$ 153.7 million recorded for the same period last year; this increase resulted from the combination of higher sales volume and better prices in the domestic market. The company had net profits of R$ 7.4 million, reversing losses of R$ 1.4 million recorded for the same period in the previous year.
Polibrasil is building a new polypropylene production unit in Mauá (SP), with a production capacity of 300 thousand tons/year that will use modern production technology and is scheduled to begin operations in December 2002. Raw material will be supplied by Petroquímica União S.A. - PQU and by Petrobras, from its Refinery in Capuava (RECAP), according to long-term supply agreements already executed. For the supply of raw material from RECAP a propane splitter unit is being built in that refinery with funds contracted by Polibrasil; this should also begin operations in December 2002.

The total investment to be made in the two units is US$ 215 million, and loans were obtained from BNDES, in the amount of R$ 100 million, and US$ 90 million from FMO, a Dutch development agency, supported by ABN Amro Bank The remaining investment is being supported by funds from the shareholders and own resources from Polibrasil.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

During the first quarter there was a strong demand in the domestic market for the synthetic rubbers produced by Petroflex, again due to replacements of inventories of large consumers. This growth in demand was helped also by the decrease in dollar exchange rates during the period, and advance purchase of synthetic rubbers in face of the possible increase in the prices of their raw materials derived from oil processing, which presented an ascending trend during the period.

The total gross sales volume of Petroflex was 74.4 thousand tons with an increase of 3% over the same period of the last year; a higher volume in the sales to the domestic market contributed to this increase, which compensated the reduction of about 7% in the exports during the first quarter of 2002 vis-à-vis 2001.

Despite the increase in the sales volume, net income during the quarter was R$ 148.7 million, below the value of R$ 152.3 million recorded in the first quarter of 2001, mainly due to the decrease in the prices of synthetic rubbers which has had a declining trend both in the domestic and international markets. Petroflex continued restructuring its indebtedness, especially with reduction of its dollar-denominated debts and, as a result, the company had less financial expenses in the period; this contributed for the net profit of R$ 1.7 million in this period, against losses of R$ 4.2 million in the same period of the previous year.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

This is a wholly-owned offshore subsidiary, merged by the spin-off of Companhia Suzano de Papel e Celulose that holds investments in foreign currency intended for supplying the funds for construction of the Rio Polímeros project. The amount of US$ 4 million was transferred in the quarter.

Equity Situation

The main investments in the Petrochemical area were:
The amount of R$ 10.3 million was invested by the subsidiary company Suzano Química, which was totally directed to Rio Polímeros.

Stock Market/Subsequent Events

The shares of Suzano Petroquímica were first sold in the Stock Exchange of São Paulo – BOVESPA on April 2, 2002. Initial price assigned by the Stock Exchange was R$ 2.90/per share, using as reference to arrive at this quotation the percentage of the assets of Companhia Suzano that was spun off applied to the closing price of the share of Companhia Suzano on the 1st of April.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS'EQUITY %	7-TYPE OF CO.	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	74.85	1	604,903	604,903
2	SPP-NEMO S/A INDL. E COML. EXP.	46.078.432/0001-16	3	100.00	22.90	1	1,379,084	1,379,084
3	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	10.16	1	66,473	57,586
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	22.52	1	120,606	103,191
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	24.11	1	123,867,267	87,010,406
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	37.39	1	117,000	125,000
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	30.71	18.47	1	5,206,435	5,206,435

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTIONS

Independent accountants' review report

The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the interim financial information of Suzano Petroquímica S.A. for the three-month period ended March 31, 2002, which comprise the balance sheet, statement of income, statement of changes in financial position, and other relevant information, prepared in accordance with accounting principles derived from the Brazilian Corporation Law. The ínterim financial information of the subsidaries Politeno Indústria e Comércio S.A. and Polipropileno Participações S.A., which investment balances represent 20.96% of total assets, and their equity in earnings represent 59% of the period's net income, were reviewed by other auditors. Therefore, our review, insofar as it relates to the investment balances and equity earnings of these companies, is based solely on the reports of the other auditors.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company.

Based on our review, and the report of the other auditors, we are not aware of any material changes which should be made to the interim financial information described above, for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

April 26, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA S/A

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2002 TO 03/31/2002	4- FROM 01/01/2002 TO 03/31/2002	5- FROM 01/01/2001 TO 03/31/2001	6- FROM 01/01/2001 TO 03/31/2001
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	30,675
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	7,329	7,329	0	0
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(27)	(27)	0	0
3.06.03	FINANCIAL	(33)	(33)	0	0
3.06.03.01	FINANCIAL REVENUES	4	4	0	0
3.06.03.02	FINANCIAL EXPENSES	(37)	(37)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	7,389	7,389	0	0
3.07	OPERATING INCOME	7,329	7,329	0	0
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	7,329	7,329	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	20	20	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	7,349	7,349	0	0
	NUMBER OF SHARES (without shares in treasury - In Thousand)	604,903	604,903	0	0
	INCOME PER SHARE-R$	0.01215	0.01215	0	0
	LOSS PER SHARE	0	0	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02- SUBSIDIARIES/AFFILIATED COMPANIES

1 - COMPANY NAME
SUZANO QUÍMICA LTDA

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:SUZANO QUÍMICA LTDA.

The result of the subsidiary Suzano Química Ltda. was derived mainly of its direct equity interests in Petroflex Indústria e Comércio S.A., in Rio Polímeros S.A. and of its indirect equity interests in Polibrasil Resinas S.A. and Suzanopar Petroquímica Ltd.

Rio Polímeros S.A.

The Rio Polímeros project is a partnership between Suzano Química, Unipar-União de Indústrias Petroquímicas S/A, Petroquisa-Petrobras Química S/A and BNDESPAR-BNDES Participações S/A, which is under construction in the Municipality of Duque de Caxias (RJ); it will be the first totally integrated Brazilian petrochemical plant and a pioneer in the utilization of natural gas fractions as raw material for the production of ethane; it will have an installed capacity 520 thousand tons/year, and will supply a high density (PEAD) and low density linear polyethylene (PELBD) plant, with total installed manufacturing capacity of 540 thousand tons/year of polyethylenes. Its commercial operation is scheduled for the beginning of 2005.

The project engineering and construction works, under the leadership of the consortium formed by ABB Lummus and Snamprogetti are being carried out in accordance with the installation schedule, and pile driving on the job site should begin in the next quarter.

The total estimated investment is US$ 1,080 billion, of which US$ 650 million should come from credit facilities granted by the BNDES, by the Export-Import Bank of the United States ("US Ex-Im Bank") and from a syndicate of international commercial banks associated to the "Istituto per I Servizi Assicurativi del Commercio Estero" ("SACE"), an Italian export credit agency. The remaining US$ 430 million shall be invested by the shareholders, in proportion to their interest in the company's capital stock, which is 33.33% for Suzano Química, 33.33% for Unipar, 16.67% for Petroquisa and 16.67% for BNDESPAR.

The structuring of the loan package for funding the project was also completed in 2001, and the transaction was closed in February 2002, when the first installment of the loan was released by the lenders. The total expenditure on the Rio Polímeros project during the first quarter amounted to US$ 69 million, of which US$ 56.3 million were funded by the lenders and US$ 12.7 million by the shareholders.

Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.

During the first quarter, the Brazilian market for polypropylene – the product manufactured by Polibrasil Resinas – had a strong demand, mainly due to replacements of inventories by large consumers. In fact, the domestic market has presented a very good level of activity since last year when polypropylene was one of the few resins for which there was an increase in the internal demand. The external market for polypropylene remained stable during the period, despite the low prices of the resin caused mainly because of the Asian products.

Polibrasil had sales volume of 99.6 thousand tons, up about 5% compared to the same period in the previous year, as a result of higher sales volume to the domestic market. Net salesin the period was R$ 167.2 million, versus R$ 153.7 million recorded for the same period last year; this increase resulted from the combination of higher sales volume and better prices in the domestic market. The company had Net income of R$ 7.4 million, reversing losses of R$ 1.4 million recorded for the same period in the previous year.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Polibrasil is building a new polypropylene production unit in Mauá (SP), with a production capacity of 300 thousand tons/year that will use modern production technology and is scheduled to begin operations in December 2002. Raw material will be supplied by Petroquímica União S.A. - PQU and by Petrobras, from its Refinery in Capuava (RECAP), according to long-term supply agreements already executed. For the supply of raw material from RECAP a propane splitter unit is being built in that refinery with funds contracted by Polibrasil; this should also begin operations in December 2002.

The total investment to be made in the two units is US$ 215 million, and loans were obtained from BNDES, in the amount of R$ 100 million, and US$ 90 million from FMO, a Dutch development agency, supported by ABN Amro Bank The remaining investment is being supported by funds from the shareholders and own resources from Polibrasil.

Petroflex Indústria e Comércio S.A.

During the first quarter there was a strong demand in the domestic market for the synthetic rubbers produced by Petroflex, again due to replacements of inventories of large consumers. This growth in demand was helped also by the decrease in dollar exchange rates during the period, and advance purchase of synthetic rubbers in face of the possible increase in the prices of their raw materials derived from oil processing, which presented an ascending trend during the period.

The sales volume of Petroflex was 74.4 thousand tons with an increase of 3% over the same period of the last year; a higher volume in the sales to the domestic market contributed to this increase, which compensated the reduction of about 7% in the exports during the first quarter of 2002 vis-à-vis 2001.

Despite the increase in the sales volume, Net sales during the quarter was R$ 148,7 million, below the value of R$ 152,3 million recorded in the first quarter of 2001, mainly due to the decrease in the prices of synthetic rubbers which has had a declining trend both in the domestic and international markets. Petroflex continued restructuring its indebtedness, especially with reduction of its dollar-denominated debts and, as a result, the company had less financial expenses in the period; this contributed for the net income of R$ 1.7 million in this period, against losses of R$ 4.2 million in the same period of the previous year.

Suzanopar Petroquímica Ltd.

This is a wholly-owned offshore subsidiary, merged by the spin-off of Companhia Suzano de Papel e Celulose that holds investments in foreign currency intended for supplying the funds for construction of the Rio Polímeros project. The amount of US$ 4 million was transferred in the quarter.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPP-NEMO S/A INDL. E COML. EXPORTADORA

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2002 TO 03/31/2002	4- FROM 01/01/2002 TO 03/31/2002	5- FROM 01/01/2001 TO 03/31/2001	6- FROM 01/01/2001 TO 03/31/2001
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	7,967	7,967	0	0
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(330)	(330)	0	0
3.06.03	FINANCIAL	106	106	0	0
3.06.03.01	FINANCIAL REVENUES	138	138	0	0
3.06.03.02	FINANCIAL EXPENSES	(32)	(32)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	8,191	8,191	0	0
3.07	OPERATING INCOME	7,967	7,967	0	0
3.08	NON OPERATING INCOME	178	178	0	0
3.08.01	REVENUES	178	178	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	8,145	8,145	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	15	15	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	8,160	8,160	0	0
	NUMBER OF SHARES (without shares in treasury - In Thousand)	1,379,084	1,379,084	0	0
	INCOME PER SHARE - R$	0.00592	0.00592	0	0
	LOSS PER SHARE	0	0	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO PETROQUÍMICA S/A.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SPP-NEMO INDUSTRIAL E COMERCIAL EXPORTADORA S.A.

The result of SPP-Nemo Industrial e Comercial Exportadora was derived mainly of the equity interest in Politeno Indústria e Comércio S.A.

Politeno Indústria e Comércio S.A.

Copene, Politeno's largest supplier of ethane, which is the main raw material for its production of polyethylene, had a programmed shutdown for expansion of one of its plants during the first quarter, thus reducing supply levels to its customers. As a result, the production of Politeno during the first quarter was down 13% compared to the previous year; however, this did not affect the company's global sales performance, given that Politeno planned this event, and was, therefore, able to record sales volume of 79.0 thousand tons, down 2% compared to the sales made during the same period last year.

During the first quarter, the competition among national polyethylene producers was very tough, as a result of the weak demand for resins in the domestic market since 2001 and the pressure of imported products. External sales continued sensitive to the Argentinean crisis.

Net sales during the first quarter was R$ 149.8 million, against R$ 156.5 million in the same period of the previous year. Net income of R$ 13.7 million was down 8.2% compared to the first quarter of 2001. During the quarter Politeno paid complementary dividends referring to fiscal year 2001, in the amount of R$ 8 million.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2002 TO 03/31/2002	4- FROM 01/01/2002 TO 03/31/2002	5- FROM 01/01/2001 TO 03/31/2001	6- FROM 01/01/2001 TO 03/31/2001
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	1,275	1,275	0	0
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(35)	(35)	0	0
3.06.03	FINANCIAL	1,310	1,310	0	0
3.06.03.01	FINANCIAL REVENUES	1,794	1,794	0	0
3.06.03.02	FINANCIAL EXPENSES	(484)	(484)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	1,275	1,275	0	0
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	1,275	1,275	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	1,275	1,275	0	0
	NUMBER OF SHARES (without shares in treasury - In Thousand)	117,000	117,000	0	0
	INCOME PER SHARE - R$	0.01090	0.01090	0	0
	LOSS PER SHARE	0	0	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

The results of this subsidiary were from the application of own cash in foreign investiments.

19

BYLAWS OF

SUZANO PETROQUÍMICA S.A.

CHAPTER I

Name, headquarters, term and corporate object

Article 1 - SUZANO PETROQUÍMICA S.A. is a corporation ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2 - The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Sole Paragraph

The Management shall decide upon the opening and closing of branches and warehouses.

Article 3 - The company shall operate for an indefinite period of time.

Article 4 - The object of the company is:

a) the production and sales of petrochemical products;

b) the participation as a partner or as shareholder in any corporation.

CHAPTER II

Capital and Shares

Article 5 - The capital stock is "Seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten reais and forty-four cents (R$ 794.382.910,44), totally paid up and divided into two hundred and twenty-one million, one hundred and ninety-five thousand, three hundred and eighty (221,195,380) nominative shares, with no-par value, of which

Ninety-seven million, three hundred and seventy-five thousand, four hundred and forty-six (97,375,446) are common shares and One hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and thirty-four (123,819,934) are preferred shares.

Sole Paragraph

By resolution of the General Meeting, the capital stock may be increased when proposed by the Directors, with the favorable opinion of the Board of Directors.

Article 6 - The preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;

b) same dividend payout per stock as the common shares;

c) receive under equal conditions with the ordinary shares, any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares;

d) all other rights assigned to the common stock, except for the provisions of the first paragraph of this Article.

Paragraph One

The preferred shares shall not be entitled to voting rights.

Paragraph Two

According to resolution of the General Meeting, the company shall be entitled to issue preferred shares, or to increase the preferred shares of the existing classes, at any time, irrespective of proportion with any other stock. However, the stockholders' legal preemptive rights shall always be observed. Moreover, the amount of preferred shares with no voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of preferred stock may also be carried out in compliance with stockholders' request as stipulated in Article 7 of these Bylaws.

Paragraph Three

The General Meeting that authorizes an increase in the capital stock shall stipulate how the first subsequent dividend shall be calculated with regard to the new shares.

Paragraph Four

In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the existing shares. In addition, each new stock shall be identical, in all respects, to the previous shares from which they derive, even as regards the right to receive in full the same dividend provided in these Bylaws for the type or class of such stock.

Article 7 - The stockholder is entitled to request the partial or total change of his common shares into preferred shares and, in this case, each common share will be changed simply into a preferred share, observing the maximum limit set in Paragraph Two of the previous article.

CHAPTER III

The General Meeting

Article 8 - The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's financial year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors, by the President Director, by at least two-thirds of the members of the Board of Directors, or when applicable by law.

Article 9 - The General Meeting will be installed by the Chairman of the Board of Directors, or, in his absence, by the President Director, or by their respective deputies appointed as per articles 15 and 19 - item "a" of these Bylaws. The stockholders shall then elect the Chairman of the General

Meeting who shall invite one of the attendants of the Meeting to be the secretary.

CHAPTER IV

Management of the Company

Article 10 - The company has the following management bodies:

a) Board of Directors;
b) Management Board.

Article 11 - The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12 - The Board of Directors and the Management Board shall serve for one-year terms, and the members shall remain in office until the investiture of the new members, reelection being permitted.

Article 13 - The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and of the Management Board, and it shall be incumbent upon these organs to resolve upon the allocation of the defined amount, among their respective members.

SECTION I – BOARD OF DIRECTORS

Article 14 - The Board of Directors is formed by five (5) to nine (9) members, elected by the General Meeting, which shall appoint from among them the Chairman and the Vice Chairman.

Sole Paragraph

It shall be incumbent upon the Chairman of the Board of Directors to:

a) represent the Board of Directors before third parties;

b) suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) keep the Board of Directors informed about the performance of the Management Board.

Article 15 - The Chairman and the Vice Chairman of the Board of Directors shall reciprocally act as substitute for one another in their impediments or absence; in the same cases the Chairman of the Board of Directors shall appoint, among the board members, the substitute of any other member of the board; should the Chairman of the Board fail to do this, the Board itself shall carry out such appointment.

Paragraph One

If there is a vacancy in the Board of Directors, a General Extraordinary Meeting shall be convened, in not later than ten (10) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board.

Paragraph Two

The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the member of the board that has been substituted.

Article 16 - The Board of Directors shall meet when convened by its Chairman or his Vice Chairman, or by the President Director, and its resolutions shall be approved by majority of the elected members, among which shall be the Chairman or the Vice Chairman of the Board.

Paragraph One

The formality required in the "caput " of this article shall be dispensed with when the majority of members of the Board of Directors, including the Chairman or the Vice Chairman are present, and the resolutions, in this case, shall be unanimously approved.

Paragraph Two

Any member of the Board of Directors may appoint one of his fellow members by letter, cable or telefax, to represent him in the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting; in the same manner, voting by letter, cable or telefax shall be permitted when the vote is received at the company's headquarters up to the time of the meeting.

Paragraph Three

The Board of Directors may invite any member of the Management Board who is not already a member of the Board of Directors to attend the board meetings, but these shall not have voting rights.

Article 17 - It shall be incumbent upon the Board of Directors:

a) to establish the general guidelines for carrying out the company's businesses;

b) to elect and remove the Directors of the Management Board;

c) to follow up on the activities of the Management Directors and to examine, at any time, the company's book and records; to request information on any contracts executed or which are in process of being executed and on any other acts;

d) to convene the General Meetings, through the Chairman, when deemed necessary or as required by law;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors;

g) to authorize the acquisition of shares issued by the Company for their cancellation or for holding in the treasury for later sale;

h) to resolve upon the issue of securities, in the country and/or abroad, including promissory notes for public or private distribution, according to specific regulation;

i) to resolve upon any appeals that may be lodged pursuant to the first paragraph 20 Article 20, (twenty) of these Bylaws;

j) to resolve upon the creation of administration Advisory Committees, for restricted and specific purpose and with limited term, which may be extended, and shall be formed by persons appointed by the Board;

k) to resolve upon the creation of a Special Committee, formed by up to four (4) board members who may resolve, between the dates of the ordinary general meetings and subject to express delegation, on all statutory matters incumbent upon the Board, "ad referendum" of the Board of Directors, submitting the matter for ratification at the first meeting held after such resolution;

l) to appoint the Investor Relations Director.

SECTION II – MANAGEMENT BOARD

Article 18 - The Company shall have a Management Board composed of three (3) to six (6) members one (1) of which will be President Director, one (1) Vice-President Director, one (1) Superintendent Director, and one (1) to three (3) Directors, who may be elected and removed, at any time by the Board of Directors.

Paragraph One

The Management Board may meet to appoint Deputy Directors, Division Directors or Department Directors to carry out the management of administrative sectors; this appointment, however, shall not imply delegation of any powers, which by law, or according to these bylaws are restricted to the elected Directors, neither does it assign to any person thus appointed, membership to any statutory body of the company, nor modifies the employment relationship of the person with the company.

Paragraph Two

The members of the Management Board shall not bind themselves by surety or guarantee, except on behalf of the company, and of its subsidiaries, affiliates or companies in which they directly or indirectly own equity interest.

Article 19 - In case of impediment or absence:

a) of the President Director, he shall be substituted by the Vice-President Director and vice-versa;

b) of the Superintendent Director, his substitute shall be appointed by the President Director or, in his absence, by the Vice-President Director.

Paragraph One

In there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board.

Paragraph Two

The substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 20 - The Management Board shall meet whenever convened by the President Director or by the Vice President, at least five (5) days in advance. These meetings shall be valid wen attended by the majority of the members in office, among which the President Director or the Vice President; the advance period for convening the meeting shall be dispensed with when two thirds (2/3) of the current members of the Management Board are present.

Paragraph One

In all the meetings of the Management Board the resolutions shall be approved by majority of the members. However, if the vote of the President Director or of the Vice President, when substituting for the President Director is defeated in any resolution of the Management Board, the President Director may appeal to the Board of Directors, in which case the resolution appealed of shall be suspended until the decision of the Board of Directors.

Paragraph Two

Any member of the Management Board may appoint one of his fellow members by letter or telefax, to represent him in the meetings of the Management Board, whether for the purpose of quorum completion or for voting; in the same manner, voting by letter, cable or telefax shall e permitted when the vote is received at the company's headquarters up to the time of the meeting.

Article 21 - In addition to the powers required for the performance of their corporate duties, the Management Board is invested with powers to perform the following:

a) enter loan agreements with government or private financial institutions, and, particularly with any department of the Banco do Brasil S/A or of the National Bank for Economic and Social Development (BNDES) being authorized to offer property, plant and equipment as collateral for such loans;

b) purchase, encumber and sell fixed assets and equity interest in companies in which the Company is or becomes a partner or a shareholder;

c) to offer guarantees and or sureties on behalf of other companies in which the Company is a partner or a shareholder and on behalf of third parties, in especial cases of relevant interest to the Company, as resolved by the Management Board;

d) to compromise, waive, desist and execute agreements.

Sole Paragraph

The Management Board shall submit to the Board of Directors a proposal to increase the capital stock as provided in Article 5, Sole Paragraph of these Bylaws.

Article 22 - Provided compliance with the provisions of the previous article, the company shall be represented as follows:

a) jointly by the President Director and by the Vice-President Director;

b) jointly, by the President Director or by the Vice-President Director and the Superintendent Director;

c) jointly by the Superintendent Director and other another Director, for ordinary administrative acts required in the ordinary course of business, including issue of checks, which shall always be nominative, against company's funds available in financial institutions; however, for the practice of the acts referred to in Article

twenty-one (21) of these Bylaws, the company shall be represented as stipulated in letter "a" or "b" of this Article, or by an Attorney-in-fact constituted as per Paragraph Three below.

Paragraph One

The company shall also be represented:

a) jointly by the President Director or by the Vice-President Director and one (1) Director;

b) jointly by the Superintendent Director and one (1) attorney-in-fact, within the limits of power conferred to latter;

c) jointly by two (2) attorneys-in-fact, within the limits of power conferred to them;

d) individually, by one (1) attorney-in-fact, for legal purposes within the limits of powers granted, and for especial cases, in which event the power-of-attorney shall be signed by the President Director jointly with the Vice-President Director.

Paragraph Two

The Company shall be represented by any of its Directors in the following cases:

a) representation before any federal, state and municipal agencies, departments of the Banco do Brasil S.A., Customs Authorities, Revenue Service Agencies, Independent Governmental Agency and the Post-Office for administrative purposes;

b) representation before Labor Courts and Unions, including the appointment of representatives and handling matters related to admission, suspension and dismissal of employees and/or labor settlements.

Paragraph Three

For the constitution of attorneys-in-fact the company may be represented as per letter "a" or "b" in the "caput" of Article 22 of these Bylaws, and when partial delegation is authorized the delegation instruments shall always specify the delegated powers. However, in order to grant power of attorney for representing the company before Labor Courts and Unions, the Company may be represented by the President Director or by the Vice-President Director or by the Superintendent Director, and one (1) Director.

Paragraph Four

Initial summons served to the company shall only be valid when made to the President Director and Vice-President Director.

Paragraph Five

Except for powers of attorney granting "*ad judicia*" power, all other mandates shall be effective until the 30th of June of the year subsequent to the granting of the mandates, unless a shorter term is stipulated, and, whatever the case, this shall always be mentioned in the respective instrument.

Article 23 - It shall be solely incumbent upon:

I. the President Director:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the Vice-President Director;

b) to preside the meetings of the Management Board;

c) to conduct all the company's activities together with the Vice-President Director and with the cooperation of the Superintendent Director;

II. the Vice-President Director:

a) to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact or representative may be appointed; the same attributions are extended to the President Director;

b) to conduct all the company's activities together with the President Director with the cooperation of the Superintendent Director, and other Directors;

III. any other Directors:

to be responsible for their specific areas of performance as assigned by the Board of Directors, reporting to the President Director and to the Vice- President Director.

CHAPTER V

Fiscal Committee

Article 24 - The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members.

Article 25 - In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

CHAPTER VI

Financial Statements and Allocation of Net Profits

Article 26 - The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the Management shall prepare the financial statements to be submitted to the Ordinary General Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

a) at least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;

b) if applicable, the amounts required and allowed for the reserves referred to in Articles 195 and 197, respectively, of the Corporate Law;

c) at least twenty-five per cent (25%) of the adjusted net profit, for distribution as dividend to all the shareholders, which will be declared and paid in full compliance with any rights, preemptive conditions and benefits of the existing preferred shares, as provided in law and in these Bylaws and, when this is the case, as per the resolutions of the General Meeting;

d) while required by law, the amount necessary for declaration and payment to the preferred shares of a dividend 10% higher than the dividend to be paid to the common shares;

e) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One

The balance of the adjusted net profits shall be allocated as proposed by the Management Board, with a favorable opinion of the Board of Directors by resolution of the Ordinary General Meeting.

Paragraph Two

According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution.

Paragraph Three

The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Article 27 - A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) authorize the declaration and payment of semiannual dividends, as part of annual dividend;

b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

d) pay interest to stockholders, as remuneration on own equity and, in this case, any amounts thus disbursed may be added to the amount of compulsory dividends foreseen in law or in these Bylaws.

Article 28 - The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission. Such auditors shall be freely chosen by the Board of Directors.

CHAPTER VII

Liquidation

Article 29 - The company shall be liquidated in the cases provided by law.

CHAPTER VIII

Temporary provisions

Article 30 - The first fiscal year will be closed on 31 of December, 2001.

.o0o.

São Paulo, February 19, 2002.

Adhemar Magon

Investor Relations Director